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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of November 2004

SBS Broadcasting S.A.
(Translation or registrant's name into English)

8-10 rue Mathias Hardt, L-1717 Luxembourg
(Address of principal executive offices)

        Indicate by check mark whether the registrant files or will file annual reports under Form 20-F or Form 40-F.

        Form 20-F ☒        Form 40-F ☐

        Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

        Yes ☐        No ☒

SBS BROADCASTING S.A.

Dear Shareholder:

        The Annual General Meeting of Shareholders of SBS Broadcasting S.A. (the "Company" or "SBS") will be held on December 3, 2004 at 9:00 a.m., at the Company's registered offices at 8-10 rue Mathias Hardt, L-1717 Luxembourg. Immediately following the conclusion of the Annual General Meeting of Shareholders, the Company will hold an Extraordinary General Meeting of Shareholders for the purpose of approving amendments to the Company's Articles of Incorporation and an extension of the five-year term for the authorized capital of the Company.

        Because the Company is a Luxembourg corporation, its affairs are governed by the provisions of Luxembourg company law. Under the provisions of Luxembourg company law and of the Company's Articles of Incorporation, the Annual General Meeting must be held in Luxembourg and the Company's financial statements for 2003 must be submitted to shareholders on a consolidated and an unconsolidated basis in accordance with the generally accepted accounting principles of Luxembourg ("Luxembourg GAAP"). The Company's financial statements for 2003 were also prepared on a consolidated basis in accordance with generally accepted accounting principles in the United States ("US GAAP").

        Enclosed with this mailing are the Notice of Annual General Meeting of Shareholders, the Notice of Extraordinary General Meeting of Shareholders, a Proxy Statement describing the business to be transacted at the meetings and a proxy card relating thereto, the Company's audited consolidated and unconsolidated financial statements for 2003 prepared in accordance with Luxembourg GAAP and its Annual Report on Form 20-F (without exhibits) for 2003, which includes the audited consolidated financial statements of the Company for 2003 prepared in accordance with US GAAP.

        Please promptly sign, date and return the enclosed proxy card so that your shares can be voted at the Annual General Meeting and at the Extraordinary General Meeting. Please mail your proxy promptly to ensure that your proxy will be received in time for the meetings.

        I recommend you vote your proxy as recommended by the Board of Directors on the enclosed Proxy Card.

                      Sincerely,

                      Harry Evans Sloan
                       Executive Chairman

October 29, 2004

SBS BROADCASTING S.A.

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS
NOTICE OF EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS
to be held on December 3, 2004

        The Annual General Meeting of Shareholders of SBS will be held at the Company's registered offices at 8-10 rue Mathias Hardt, L-1717 Luxembourg, on December 3, 2004 at 9:00 a.m. for the following purposes:

1.
To provide information required to be presented under Article 57 of the Luxembourg Company Law;

2.
To elect nine Directors of the Company to hold office until the next Annual General Meeting of Shareholders and until their respective successors have been duly elected and qualified;

3.
To authorize the repurchase by the Company of up to 10% of its subscribed capital at prevailing prices but in no event for an amount less than €2.00 par value per common share (the "Common Share") of the Company or greater than €50.00 per Common Share to be effected from time to time as directed by the Company's Board of Directors, and such authorization to be valid for a duration of 18 months commencing on the date of the Annual General Meeting;

4.
To approve the consolidated and unconsolidated financial statements of the Company for the year ended December 31, 2003, which consist of a balance sheet, profit and loss account and notes to the accounts, prepared in accordance with Luxembourg GAAP, following the presentation of the reports by the statutory auditor of the Company to the General Meeting of Shareholders, in accordance with Luxembourg law;

5.
To approve the determination that no dividends for the year ended December 31, 2003 shall be distributed by the Company to its shareholders and that the undistributed profits shall be allocated for an amount of €6,374,666 to the legal reserve of the Company and that all remaining undistributed profits shall be transferred to the retained earnings of the Company;

6.
To discharge the Board of Directors and statutory auditors of the Company in respect of the proper performance of their duties for the year ended December 31, 2003; and

7.
To appoint Ernst & Young, Société Anonyme, as the statutory auditor of the Company's consolidated and unconsolidated financial statements for the year ended December 31, 2004, and to appoint Ernst & Young Accountants as the independent auditor of the Company's consolidated financial statements for the year ended December 31, 2004.

        Under Luxembourg Law, an affirmative vote of a majority of the Common Shares present, or represented, and entitled to vote at the Annual General Meeting is required for approval of the above matters.

        An Extraordinary General Meeting of Shareholders of the Company will be held at the Company's registered offices at 8-10 rue Mathias Hardt, L-1717 Luxembourg, on December 3, 2004, immediately following the conclusion of the Annual General Meeting of Shareholders for the following purpose:

1.
To approve the amendments to the Articles of Incorporation of the Company described in the accompanying Proxy Statement; and

2.
To approve an extension of the five-year term for the authorized capital of the Company.

        Under Luxembourg Law, a quorum of fifty percent of the outstanding Common Shares and the affirmative vote of two-thirds of the Common Shares present, or represented, and entitled to vote at the Extraordinary General Meeting are required for approval of the above matters.

        The Board of Directors of the Company has determined that shareholders of record at the close of business on October 12, 2004, will be entitled to vote at the Annual General Meeting and at the Extraordinary General Meeting and at any adjournments thereof.

SBS BROADCASTING S.A.

Erik T. Moe
Corporate Secretary

October 29, 2004

YOUR VOTE IS IMPORTANT

        NO MATTER HOW MANY SHARES YOU OWNED ON THE RECORD DATE, PLEASE INDICATE YOUR VOTING INSTRUCTIONS ON THE ENCLOSED CARD, DATE, SIGN AND RETURN IT IN THE ENVELOPE PROVIDED, WHICH IS ADDRESSED FOR YOUR CONVENIENCE AND NEEDS NO POSTAGE IF MAILED IN THE UNITED STATES. IN ORDER TO AVOID THE ADDITIONAL EXPENSE TO THE COMPANY OF FURTHER SOLICITATION, WE ASK YOUR COOPERATION IN PROMPTLY MAILING IN YOUR PROXY CARD.

SBS BROADCASTING S.A.

Registered office:	Mailing address for proxies:
8-10 rue Mathias Hardt	Proxy Services
L-1717 Luxembourg	c/o EquiServe Trust Company, NA P. O. Box 8687 Edison, NJ 08818-9247 USA

PROXY STATEMENT

        The accompanying proxy is being solicited by the Board of Directors of SBS for use at (i) the Annual General Meeting of Shareholders of the Company to be held on December 3, 2004, at 9:00 a.m., at the Company's registered offices at 8-10 rue Mathias Hardt, L-1717 Luxembourg, and at any adjournment thereof, and (ii) an Extraordinary General Meeting of Shareholders of the Company to be held at the Company's registered offices at 8-10 rue Mathias Hardt, L-1717 Luxembourg, on December 3, 2004, immediately following the conclusion of the Annual General Meeting of Shareholders, and at any adjournment thereof.

        All Common Shares represented by each properly executed unrevoked proxy received in time for the Annual General Meeting and the Extraordinary General Meeting will be voted in the manner specified therein. An executed proxy may be revoked at any time before its exercise by filing with the Secretary of the Company, at the Company's registered office set forth above, a written notice of revocation or a duly executed proxy bearing a later date. The execution of the enclosed proxy will not affect a shareholder's right to vote in person at the Annual General Meeting or at the Extraordinary General Meeting should such shareholder desire to vote in person.

        Votes cast by proxy or in person at the Annual General Meeting or at the Extraordinary General Meeting will be counted by the persons appointed to act as election inspectors for the meetings. The election inspectors will treat shares referred to as "broker non-votes" (i.e., shares held by a broker or nominee as to which the broker or nominee has not received instructions from the beneficial owner or person entitled to vote and which the broker or nominee does not have authority to vote on a particular matter) as shares that are present and entitled to vote for purposes of determining the presence of a quorum. However, for purposes of determining the outcome of any proposal as to which the broker or nominee has physically indicated on the proxy that it does not have authority to vote, or as to which the broker or nominee is prohibited from voting by applicable laws or regulations, those shares will be treated as not present and not entitled to vote with respect to that matter (even though those shares are considered entitled to vote for quorum purposes and may be entitled to vote on other matters).

        The expense of soliciting proxies will be borne by the Company. Proxies will be solicited principally through the use of the mail, but directors, officers and regular employees of the Company may solicit proxies personally or by telephone or special letter without additional compensation. The Company also will reimburse banks, brokerage houses and other custodians, nominees and fiduciaries for any reasonable expenses in forwarding proxy materials to beneficial owners.

SECURITY OWNERSHIP OF PRINCIPAL SHAREHOLDERS AND MANAGEMENT

        On October 12, 2004, the record date for determining shareholders entitled to notice of and to vote at the Annual General Meeting and the Extraordinary General Meeting, 31,450,095 Common Shares of the Company were outstanding. Only shareholders of record on such date are entitled to notice of and to vote at the Annual General Meeting and the Extraordinary General Meeting and at any adjournments thereof. Each shareholder of record is entitled to one vote for each Common Share held on all matters to come before the Annual General Meeting or the Extraordinary General Meeting and at any adjournments thereof.

        The following table sets forth information as of October 12, 2004, with respect to the beneficial ownership of the Common Shares of the Company by each person who is known by the Company to beneficially own more than 5% of the Common Shares of the Company, each nominee to the Board of Directors and each of the other executive officer's, and all director nominees and executive officers as a group other than Mr. Sloan. None of the following shareholders have different voting rights with respect to Common Shares owned by them.

	Common Shares Beneficially Owned(1)
	Number	Percentage
Greater than 5% Shareholders
UnitedGlobalCom Europe B.V.(2)	6,000,000	19.1%
Fidelity Management & Research Company(3)	2,898,293	9.2%
Janus Capital Management LLC(4)	2,067,000	6.6%
Janus Special Equity Fund(4)	2,061,990	6.6%
Capital Research and Management Company(5)	2,005,000	6.4%
SMALLCAP World Fund, Inc(5)	1,855,000	5.9%
Reed Conner & Birdwell Investments LLC(6)	1,688,048	5.4%
State Farm Insurance Companies(7)	1,593,181	5.1%
Director Nominees
Harry Evans Sloan(8)	3,825,507	11.2%
Anthony Ghee	—	—
Ferdinand Kayser	—	—
Benjamin H. Lorenz(9)	20,000	*
Edward McKinley(10)	40,000	*
James McNamara(11)	120,000	*
Shane O'Neill(12)	10,000	*
Mark Schneider(13)	—	—
Markus Tellenbach(14)	685,000	2.1%
Other Executive Officers
Juergen von Schwerin(15)	202,500	*
Erik T. Moe(16)	197,500	*
Frank Eijken(17)	63,738	*
Eric Hansen(18)	23,739	*
Christian Anting(19)	4,750	*
All director nominees and executive officers as a group other than founder and Executive Chairman, Mr. Harry Evans Sloan (13 persons)(20)	1,376,772	4.2%

*
Less than 1.0%

(1)
Except as indicated in the footnotes to this table, the persons named in the table have sole voting and investment power with respect to the Common Shares beneficially owned by them. Beneficial ownership is determined in accordance with the rules of the U.S. Securities and Exchange Commission (the "SEC"). In computing the number of shares beneficially owned by a person and the percentage ownership of such person, shares subject to options held by such person that are currently exercisable or that become exercisable within 60 days following October 12, 2004, are deemed outstanding. However, such shares are not deemed outstanding for the purpose of computing the percentage of ownership of any other person.

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(2)
As part of the recapitalisation process of United Pan European Communications N.V. ("UPC"), the 6,000,000 Common Shares, representing 19.1% of our outstanding Common Shares, that were held by UPC Investments I B.V. and that were acquired from UPC pursuant to a share purchase and sale agreement dated August 30, 2000, have been sold and transferred to an indirect wholly-owned Dutch subsidiary of United GlobalCom, Inc. ("UGC"), United GlobalCom Europe B.V. ("UGC Europe"), by agreements dated April 8, 2003 and April 9, 2003 respectively. Our Board of Directors has authorized UPC and UGC Europe to exceed the share ownership limit contained in our Articles of Incorporation, which currently limit any person or entity from owning more than 20% of our Common Shares without the prior approval of our Board of Directors. Under the terms of a private placement agreement dated January 27, 2000, between UPC, UGC Holdings, Inc ("UGCH") and the Company, UPC is entitled, subject to certain exceptions and other requirements, to anti-dilution protection to maintain its percentage ownership in us in the event we determine to sell in a transaction for cash, Common Shares or other equity securities or securities convertible into such securities. UPC, UGCH, UGC Europe and the Company entered into a novation agreement dated April 8, 2003, related to the novation and assignment of the private placement agreement to UGC Europe.

(3)
According to the Schedule 13G filed with the SEC on March 10, 2004, Fidelity Management & Research Company ("Fidelity"), has sole power to vote or direct to vote 996,049 Common Shares and sole power to dispose or to direct the disposition of 1,902,244 Common Shares. Fidelity is a wholly-owned subsidiary of FMR Corp, a Delaware corporation, acting as investment advisor to various investment companies, and claims beneficial ownership with respect to 1,902,244 Common Shares. Neither FMR Corp. nor the Chairman of FMR Corp. has the sole power to vote or direct the voting of the shares owned by the Fidelity Funds, which power resides with the funds' board of trustees. Fidelity carries out the voting of the Common Shares under written guidelines established by the funds' board of trustees. Fidelity International Limited ("FIL"), a Bermudian joint stock company and an affiliate of FMR Corp., is investment and management advisor to a number of non-U.S. investment companies (the "International Funds") and certain institutional investors, and claims beneficial ownership of 996,049 Common Shares. FIL currently operates as an entity independent of FMR Corp and Fidelity. The International Funds and FIL's other clients, with the exception of Fidelity and an affiliated company of Fidelity, are non-U.S. entities.

(4)
According to the amendment to the Schedule 13G filed with the SEC jointly by Janus Capital Management LLC ("Janus Capital") and Janus Special Equity Fund ("Janus Equity") on February 16, 2004, Janus Capital has sole voting and dispositive power with respect to 2,067,000 Common Shares. Janus Capital has an indirect 100% ownership stake in Bay Isle Financial LLC ("Bay Island") and an indirect 77.5% ownership stake in Enhanced Investment Technologies LLC ("INTECH"). Due to the above structure, holdings for Janus Capital, Bay Island and INTECH are aggregated. Janus Capital, Bay Island and INTECH are registered investment advisers to various investment companies, individual and institutional clients (collectively referred to herein as "Managed Portfolios"). As a result of its role as investment adviser or sub-adviser to the Managed Portfolios, Janus Capital may be deemed to be the beneficial owner of 2,067,000 Common Shares held by such Managed Portfolios. Janus Capital does not have the right to receive dividends from, or the proceeds from the sale of the securities held in the Managed Portfolios and disclaims any ownership associated with such rights, and Janus Equity has sole voting and dispositve power with respect to 2,061,990 Common Shares. Janus Equity is one of the Managed Portfolios to which Janus Capital provides investment advice.

(5)
According to the Schedule 13G filed with the SEC jointly by Capital Research and Management Company ("CRMC") and SMALLCAP World Fund Inc. ("SMALLCAP") on February 9, 2004, CRMC has sole dispositive power with respect to 2,005,000 Common Shares and CRMC has sole voting power with respect to 1,855,000 Common Shares. CRMC is a registered investment advisor that manages the American Funds Group of mutual funds and SMALLCAP is a registered investment company who are advised by CRMC. SMALLCAP and CRMC are deemed to be the beneficial owner of the Common Shares as a result of acting as investment advisers.

(6)
According to the amendment to the Schedule 13G filed with the SEC on June 16, 2004, Reed Conner & Birdwell Investments LLC ("Reed Conner") has sole voting and dispositive power with respect to 1,688,048 Common Shares. Reed Conner provides investment services to individuals, trusts and corporations and claim ownership of the 1,688,048 Common Shares on behalf of other persons.

3

(7)
According to the amendment to the Schedule 13G filed with the SEC on January 1, 2004, State Farm Mutual Automobile Insurance Company has sole voting and dispositive power with respect to 343,500 Common Shares, State Farm Investment Management Corp. has sole voting and dispositive power with respect to 360,181 Common Shares, State Farm Insurance Companies Employee Retirement Trust has sole voting and dispositive power with respect to 450,000 Common Shares and State Farm Insurance Companies Savings and Thrift Plan for US Employees has sole voting and dispositive power with respect to 439,500 Common Shares. Each State Farm entity referenced above disclaims beneficial ownership with respect to such shares.

(8)
Includes (1) 672,623 Common Shares owned by Roscomare Limited and beneficially owned by Mr. Sloan; (2) 396,743 Common Shares owned by Mr. Sloan; and (3) 2,756,141 Common Shares that Mr. Sloan has an option to acquire that is currently exercisable. Excludes an option to acquire 250,000 Common Shares that is not exercisable within 60 days of October 12, 2004.

(9)
Includes the option to acquire 20,000 Common Shares granted to Mr. Lorenz on December 5, 2003, which with respect to 10,000 Common Shares are fully vested and currently exercisable, and the option to acquire the remaining 10,000 Common Shares that will become fully vested and exercisable within 60 days of October 12, 2004.

(10)
Includes (1) 20,000 Common Shares beneficially owned by Mr. McKinley; and (2) the option to acquire 20,000 Common Shares granted to Mr. McKinley on December 5, 2003, which with respect to 10,000 Common Shares are fully vested and currently exercisable, and the option to acquire the remaining 10,000 Common Shares will become fully vested and exercisable within 60 days of October 12, 2004.

(11)
Includes (1) 100,000 Common Shares beneficially owned by Mr. McNamara; and (2) the option to acquire 20,000 Common Shares granted to Mr. McNamara on December 5, 2003, which with respect to 10,000 Common Shares are fully vested and currently exercisable, and the option to acquire the remaining 10,000 Common Shares will become fully vested and exercisable within 60 days of October 12, 2004.

(12)
Includes the option to acquire 10,000 Common Shares granted to Mr. O'Neil on December 5, 2003 that will become fully vested and exercisable within 60 days of October 12, 2004.

(13)
Does not include 6,000,000 Common Shares owned by UGC Europe. Mr. Schneider is UGC Europe's designee to the Board of Directors of SBS. Mr. Schneider disclaims beneficial ownership of these shares.

(14)
Includes (1) 5,000 Common Shares beneficially owned by Mr. Tellenbach; (2) 637,500 Common Shares that Mr. Tellenbach has an option to acquire that is currently exercisable; and (3) the option to acquire 5,000 shares of restricted stock and 37,500 Common Shares that will become fully vested and exercisable within 60 days of October 12, 2004. Excludes an option to acquire 225,000 Common Shares and 30,000 shares of restricted stock that is not is exercisable within 60 days of October 12, 2004.

(15)
Includes (1) 2,500 Common Shares beneficially owned by Mr. von Schwerin; (2) 178,750 Common Shares that Mr. von Schwerin has an option to acquire that is fully vested and currently exercisable; and (3) the option to acquire 2,500 shares of restricted stock and 18,750 Common Shares that will become fully vested and exercisable within 60 days of October 12, 2004. Excludes an option to acquire 112,500 Common Shares and 15,000 shares of restricted stock that is not exercisable within 60 days of October 12, 2004.

(16)
Includes (1) the option to acquire 178,500 Common Shares that is fully vested and currently exercisable; and (2) the option to acquire 18,750 Common Shares that will become fully vested and exercisable within 60 days of October 12, 2004. Excludes an option to acquire 112,500 Common Shares that is not exercisable within 60 days of October 12, 2004.

(17)
Includes (1) 1,238 Common Shares beneficially owned by Mr. Eijken; and (2) the option to acquire 62,500 Common Shares that is fully vested and currently exercisable. Excludes the option to acquire 50,000 Common Shares that is not exercisable within 60 days of October 12, 2004.

(18)
Includes (1) 489 Common Shares beneficially owned by Mr. Hansen; (2) the option to acquire 17,000 Common Shares that is fully vested and currently exercisable; and (3) the option to acquire 6,250 Common Shares that will become fully vested and exercisable within 60 days of October 12, 2004. Excludes an option to acquire 39,500 Common Shares that is not exercisable within 60 days of October 12, 2004.

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(19)
Includes (1) the option to acquire 2,875 Common Shares that is fully vested and currently exercisable; and (2) the option to acquire 1,875 Common Shares that will become fully vested and exercisable with 60 days of October 12, 2004. Excludes an option to acquire 37,250 Common Shares that is not exercisable within 60 days of October 12, 2004.

(20)
Includes (1) 1,240,500 Common Shares purchasable upon exercise of stock options that are currently exercisable or will become exercisable within 60 days of October 12, 2004, that are owned by director nominees and executive officers; and (2) 136,272 Common Shares beneficially owned by director nominees and executive officers. Excludes 576,750 Common Shares purchasable upon the exercise of stock options by director nominees and executive officers, and 45,000 shares of restricted stock that are not exercisable within 60 days of October 12, 2004.

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ACTIONS TO BE TAKEN AT THE
ANNUAL GENERAL MEETING OF SHAREHOLDERS

PRESENTATION OF INFORMATION

        In September 2004, the Company entered into several agreements with UPC Programming B.V., an indirect wholly owned Dutch subsidiary of UGC, to provide uplink, satellite and program related services for broadcast on the Company's second Hungarian television channel Irisz. Mark Schneider, one of the members of the Company's Board of Directors, also serves as a director and executive officer of UGC and certain of its affiliates. Shane O'Neill, another member of the Company's Board of Directors, also serves as a director and executive officer of certain affiliates of UGC. Given their relationships with UGC, neither Mr. Schneider nor Mr. O'Neill participated in the Board's decision to approve the foregoing agreements. See also "Security Ownership of Principal Shareholders and Management" and "Information Regarding Nominations for Election to the Board of Directors".

        The foregoing information is presented pursuant to Article 57 of the Luxembourg Company Law and does not require shareholder approval.

ANNUAL GENERAL MEETING

        The Articles of Incorporation of the Company provide that the Annual General Meeting of Shareholders shall be held in Luxembourg at the registered office of the Company, or at such other place in Luxembourg as may be specified in the notice of meeting, on the first Friday in December at 9:00 a.m.

ELECTION OF DIRECTORS

        The Company's Articles of Incorporation provide that the Board of Directors shall consist of at least five persons. Currently there are ten directors. The Board of Directors has recommended nine nominees for election as directors of the Company. Persons are elected directors by a simple majority of the shareholders present and voting. For the purpose of electing directors, each shareholder is entitled to one vote for each Common Share held in respect of each of the nine directors to be elected.

        The accompanying proxy solicited by the Board of Directors will be voted for the election of the nine nominees named below, unless the proxy card is marked to withhold authority to vote. With the exception of Mr. Kayser, each nominee is currently a member of the Company's Board of Directors and was previously elected to the present term of office by shareholders of the Company. Michel Finkelstein, who currently serves as Vice Chairman of the Board of Directors, and Herbert Kloiber, who currently serves as a Director, are not standing for re-election.

        The nominees for election are:

Harry Evans Sloan	James McNamara
Anthony Ghee	Shane O'Neill
Ferdinand Kayser	Mark Schneider
Benjamin Lorenz	Markus Tellenbach
Edward McKinley

        If any of the nominees should become unavailable for election to the Board of Directors, the persons named in the proxy or their substitutes shall be entitled to vote for a substitute to be designated by the Board of Directors. The Board of Directors has no reason to believe that it will be necessary to designate a substitute nominee.

6

Information Regarding Nominees for Election to the Board of Directors

        Set forth below is information regarding each nominee to serve on the Board of Directors. The ages shown in parentheses below are as of October 12, 2004.

        Mr. Sloan (54) has served as Executive Chairman since September 2002 and Chairman of the Board of Directors of SBS since April 1990, having previously served as Chief Executive Officer from January 1993 to September 2001. Prior to joining SBS, Mr. Sloan served for six years as the co-chairman of New World Entertainment, Ltd., a motion picture studio and supplier of prime time network television programming, that Mr. Sloan and his partner acquired in 1983. Mr. Sloan is a director of ZeniMax Media Inc. ("ZeniMax") and Lions Gate Entertainment Corp. Mr. Sloan is a citizen of the United States.

        Mr. Ghee (46) has served as a director of SBS since October 1994. Since May 1, 2003, Mr. Ghee has been a partner in the Anglo/German law firm Taylor Wessing, where he specializes in the areas of broadcasting, cable, satellite and telecommunications law. Prior to that, he was a partner in the English law firm Ashurst. He has been SBS's principal European media law adviser since 1990 and served as Company Secretary of SBS from October 1992 until December 1996. Taylor Wessing (and previously Ashurst) provides legal services to SBS from time to time as and when requested by management. From January 1, 2004 to September 30, 2004, Taylor Wessing received fees from SBS in the amount of £159,786.75. Mr. Ghee is a citizen of the United Kingdom and Australia.

        Mr. Kayser (46) is being nominated for election to the Board of Directors, effective December 3, 2004. Since 2002, Mr. Kayser has served as President and Chief Executive Officer of SES-ASTRA, S.A., Luxembourg. From 1997 to 2002, Mr. Kayser served as Managing Director of Premier Medien GmbH & Co. KG in Germany. From 1993 to 1996, Mr. Kayser was Executive Vice President and member of the Management Board of RTL Television and on the board of directors of RTL subsidiaries in Germany, Belgium, Holland and France. Mr. Kayser is a citizen of Luxembourg.

        Mr. Lorenz (55) has served as a director of SBS since December 2001. From 1999 to 2001, Mr. Lorenz served as Group Chairman of Merrill Lynch International Banks and Chairman & Managing Director of Merrill Lynch International Bank Ltd. Previously, he held various senior management positions with Merrill Lynch. Mr. Lorenz is a citizen of the United Kingdom.

        Mr. McKinley (52) has served as a director of SBS since March 2002. Mr. McKinley is a Senior Advisor at Warburg Pincus LLC. Between 1993 and 2002, he was responsible for the company's private equity activity in Europe. Mr. McKinley has been with Warburg Pincus for over 20 years. Prior to taking on his responsibilities in Europe, he opened and ran the firm's office in Los Angeles. Prior to joining Warburg Pincus, he was a consultant with McKinsey & Co., Inc. for four years in New York. Mr. McKinley is a citizen of the United Kingdom and the United States.

        Mr. McNamara (50) has served as a director of SBS since July 1998. Mr. McNamara is President and Chief Executive Officer of Telemundo Communications Group and has held this position since August 1999. From 1996 until 1998, Mr. McNamara was President of Universal Television Enterprises in the United States. Previously, he was President and Chief Executive Officer of New World Entertainment, Ltd. Mr. McNamara is a citizen of the United States.

        Mr. O'Neill (43) has served as a director of SBS since December 2002. Mr. O'Neill is currently Chief Strategy Officer of UGC Europe and President of the chello media division of UGC Europe, Inc. From 1999 to 2002, Mr. O'Neill served as Managing Director of Strategy, Acquisitions and Corporate Development at UPC. Prior to that, from 1992 to 1999, Mr. O'Neill was an investment banker with Goldman Sachs in London, New York and Sydney, Australia. From 1988 to 1992, Mr. O'Neill was an investment banker in Sydney, Australia for Macquarie Bank. Mr. O'Neill is a citizen of the Republic of Ireland and Australia.

        Mr. Schneider (49) has served as director of SBS since December 1999. Since September 2003, Mr. Schneider has served as Chief Executive Officer of the chello media division of UGC Europe, Inc. From April 1997 to September 1998, he served as President of UPC and from September 1998 until

7

September 2001, he served as Chief Executive Officer of UPC. Mr. Schneider is a director of UGC, Priority Telecom, ispire corporation ltd., United Communications Ltd and ZeniMax. Mr. Schneider is a citizen of the United States.

        Mr. Tellenbach (44) has served as a director of SBS since December 2002. Mr. Tellenbach has served as Chief Executive Officer of SBS since August 2002 and was appointed President in September 2001. Prior to that, Mr. Tellenbach served as Chief Operating Officer of SBS from February 2001 to August 2002. From 1999 until 2000, he was Chief Executive Officer of KirchPay TV GmbH & Co., and Chief Executive Officer of Premiere World, Germany's leading pay TV operator. From 1994 to 1999, Mr. Tellenbach served as Managing Director of VOX Fernsehen, a national general television entertainment broadcaster in Germany. Mr. Tellenbach is a citizen of Switzerland.

EXECUTIVE OFFICERS

        In addition to Harry Evans Sloan, Executive Chairman, and Markus Tellenbach, President and Chief Executive Officer, the Company's other executive officers are: Juergen von Schwerin, Chief Financial Officer and Senior Vice President; Erik T. Moe, Senior Vice President Legal & Business Affairs, General Counsel and Company Secretary; Frank Eijken, Senior Vice President Sales & Marketing; Eric Hansen, Senior Vice President Radio Division; and Christian Anting, Senior Vice President Digital Media. Set forth below is information regarding Messrs. von Schwerin, Moe, Hansen, Eijken and Anting. The ages shown in parentheses below are as of October 12, 2004.

        Mr. von Schwerin (47) has served as Chief Financial Officer and Senior Vice President of SBS since November 2001. From May 2001 until November 2001, Mr. von Schwerin served as Senior Vice President Finance and Development of SBS. From 1992 to 2001, Mr. von Schwerin served in several managing director positions with ProSiebenSat.1 Group of companies, as well as Head of Finance of MGM Media Gruppe München. From 1986 to 1992, Mr. von Schwerin served in several positions for Deutsche Bank in Germany and Australia, including Financial Analyst of Corporate Finance and Vice President of Project Finance. Mr. von Schwerin is a citizen of the Federal Republic of Germany.

        Mr. Moe (46) has served as Senior Vice President Business & Legal Affairs, General Counsel and Company Secretary of SBS since May 2002, having previously served as Vice President and General Counsel since October 2000, and as Company Secretary since December 2001. From 1997 to 2000, Mr. Moe was Vice President of Business Development and General Counsel at Central European Media Enterprises Ltd. (CME). From 1994 to 1997, Mr. Moe worked as an attorney with the international law firm Shearman & Sterling in New York, specialising in international finance. Previously, Mr. Moe worked as an attorney in Washington, D.C. with Inter-American Development Bank from 1991 to 1993 and the law firm Arnold & Porter from 1989 to 1991. Mr. Moe is a citizen of the United States.

        Mr. Eijken (50) has served as Senior Vice President Sales & Marketing of SBS since January 2003. From 2000, Mr. Eijken served as Executive Director Sales and Marketing for SBS Broadcasting B.V., which operates SBS's three Dutch television channels. Prior to that, Mr. Eijken launched IP Netherlands in 1989, where he was Managing Director for ten years. IP Netherlands is the exclusive sales house for the Holland Media Group, which operates the RTL channels in The Netherlands. From 1977 to 1989, Mr. Eijken worked at The Reader's Digest in The Netherlands where his last position was Executive Vice President. Mr. Eijken is a member of the Supervisory Board of AFC Ajax N.V. Mr. Eijken is a citizen of The Netherlands.

        Mr. Hansen (45) has served as Senior Vice President Radio Division since September 2002. From 1999 to September 2002, Mr. Hansen served as General Manager of SBS's Scandinavian radio operations. From 1989 to August 2002, Mr. Hansen worked at The Voice, a Copenhagen-based radio station and a subsidiary of SBS, where he began as Sales Director. He became General Manager of The Voice in 1994 and was promoted to Managing Director in 1998. Mr. Hansen is a citizen of Denmark.

        Mr. Anting (34) has served as Senior Vice President Digital Media of SBS since June 2004, having previously served as Vice President Corporate Development & International Sales since July 2002, and

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Vice President Corporate Affairs from January 2000 to June 2002. From July 1999 until December 2000, Mr. Anting was Executive Assistant to the Chief Executive Officer of Kirch Pay TV GmbH&Co and Premiere World, Germany's leading pay TV operator. Prior to that, from July 1997 until July 1999, Mr. Anting worked as Senior Program Development Manager for DF1, a division of the Kirch Pay TV Group. Mr. Anting is a citizen of Spain.

Arrangements for Election of Directors

        Pursuant to the 2000 private placement agreement, SBS agreed to nominate one UPC designee for election as a director of SBS so long as UGCH and its affiliated companies hold at least 3,000,000 Common Shares and eight percent of SBS's outstanding Common Shares. Pursuant to the novation agreement dated April 8, 2003, all rights and benefits of UPC under the private placement and any related instruments were assigned to UGC Europe, including the right to designate one director for nomination to the SBS Board, who is currently Mark Schneider. UGC Europe has re-designated Mark Schneider as its nominee for election to the SBS Board of Directors at the 2004 Annual General Meeting of Shareholders.

Directors' Fees and Expenses

        Directors of SBS are entitled to reimbursement of expenses incurred in connection with attending meetings of the Board of Directors or its committees. On December 5, 2003, as compensation for Board services upon election to the Board of Directors following the Annual General Meeting of Shareholders of the Company, non-executive directors, other than directors who serve by contract or who provide professional services to the Company, received a ten-year option to purchase an aggregate of 90,000 SBS Common Shares, exercisable at $31.05 per share, vesting in full upon completion of one year's Board service. Of the option to purchase 90,000 Common Shares referred to in the proceeding sentence, 10,000 Common Shares were awarded to each of the following non-executive directors: Messrs. Finkelstein, Kloiber, Lorenz, McKinley, McNamara and O'Neill. In addition, a further option to purchase 10,000 Common Shares were granted to each of Messrs. Lorenz, McKinley and McNamara for prior services on the Audit and Compensation Committees of the Company. All of the foregoing stock option awards were approved by a majority of disinterested directors of the Company, prior to shareholder approval on December 5, 2003. In order to attract and retain highly qualified directors going forward, the Company intends to compensate non-executive directors for service on the Board with cash or share incentives.

Board Meetings

        The Board of Directors held nine meetings during 2003 and has held seven meetings to date in 2004. The Board does not involve itself with the day-to-day operations and implementation of the business. Instead the Board meets periodically with management to review the Company's performance and future business strategy. Members of the Board also regularly consult with management to keep informed about the Company's progress. The Board of Directors intends to continue to hold regular board meetings on a quarterly basis and special board meetings as necessary. The Board has determined that each director nominee, other than Messrs. Sloan and Tellenbach, is "independent" under the applicable corporate governance listing standards of the National Association of Securities Dealers ("NASD").

Board Committees

        The Board also conducts business through three standing committees: the Audit Committee, the Compensation Committee and the Nominations Committee. Ad hoc committees of members of the Board of Directors are convened periodically to deal with specific projects in which the Company is involved.

Audit Committee

        The Audit Committee is generally responsible for overseeing the Company's accounting and financial reporting processes and the audits and financial statements of the Company. Specifically, the Audit Committee assists the Board of Directors in monitoring various internal controls and risk areas, including: the integrity of

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the Company's financial statements and disclosure controls; the Company's compliance with legal and regulatory requirements; and the qualifications, independence and performance of the Company's independent auditors. The Audit Committee meets periodically with representatives of the Company's auditors, Ernst & Young, to make inquiries regarding the manner in which the auditor's responsibilities are being discharged in relation to each annual audit or quarterly review of the Company's financial statements. The Audit Committee recommends to the Board of Directors the annual appointment of the auditors, with whom the Committee reviews the scope of audit and non-audit assignments and related fees, the Company's accounting principles and the adequacy of internal controls. The Audit Committee was formed in January 1993 and currently consists of Messrs. Lorenz (Chairman), McKinley and McNamara. Messrs. Lorenz and McKinley have been designated by the Board of Directors as "financial experts" under the Sarbanes-Oxley Act of 2002 and the rules of the SEC there under. In September 2004, the Board of Directors approved an amended and restated Charter for the Audit Committee, which is filed as Appendix A to this Proxy Statement and is available free of charge upon request to the Corporate Secretary at the address set forth on the Notice of Annual General Meeting of Shareholders.

        Management of the Company has the primary responsibility for the Company's financial statements and its reporting process, including all systems of internal controls. The Audit Committee is responsible for oversight of all aspects of the Company's financial reporting, internal control and audit functions. The Committee has reviewed the Company's financial statements with management and has recommended that Ernst & Young be selected as the Company's independent auditors, with the responsibility for expressing an opinion on the conformity of the audited financial statements with Luxembourg GAAP and US GAAP. The Committee has received written confirmation from Ernst & Young of its independence within the meaning of the Securities Act administered by the SEC and the requirements of the Independence Standards Board Standard No. 1. The Committee has reviewed with Ernst & Young those matters required by Statement on Auditing Standards No. 61. In reliance on the foregoing, the Committee recommended to the Board of Directors that the audited financial statements be included in the Company's Annual Report on Form 20-F for the period ended December 31, 2003 for filing with the SEC. Each member of the Audit Committee has been determined by the Board of Directors to be an "independent director" under the applicable rules of the SEC and NASD corporate governance listing standards.

        Fees for professional services provided by our independent auditors, Ernst & Young, in each of the last two fiscal years, in each of the following categories (in euro thousands) were:

	Year ended December 31,
	2002	2003
Audit Fees	€902	€1,189
Audit-Related Fees	136	429
Tax Fees	466	539
All Other Fees	—	—

Total Fees	€1,504	€2,157

        Fees for audit services include fees associated with the annual audit and the review of our annual report on Form 20-F, the reviews of our quarterly reports on Form 6-K, and statutory audits required internationally. Audit-related fees principally included due diligence in connection with acquisitions, accounting consultation and audits in connection with consummated acquisitions. Tax fees included tax compliance, tax advice and tax planning.

Compensation Committee

        The Compensation Committee reviews the salaries, bonuses, and share incentive awards for the principal executive officers of the Company. The Compensation Committee also administers the

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Company's Share Incentive Plans. The Compensation Committee was formed in January 1993 and currently consists of Messrs. McNamara (Chairman), Lorenz, McKinley and Schneider.

Nominations Committee

        The Nominations Committee was formed in December 2003 and currently consists of Messrs. McKinley (Chairman), Lorenz and McNamara, each of whom has been determined by the Board of Directors to be an "independent director" under the corporate governance listing standards of the NASD. The Nominations Committee advises the Board on its organization, membership and function, including the identification and recommendation of director nominees and the membership of each committee of the Board. In September 2004, the Board of Directors approved the Charter for the Nominations Committee, which is filed as Appendix B to this Proxy Statement and is available free of charge upon request to the Corporate Secretary at the address set forth on the Notice of Annual General Meeting of Shareholders.

Executive Compensation

Total Compensation

        During 2003, an aggregate of approximately €5.9 million, was paid in cash by us to our executive officers as a group for services rendered during 2003 in all capacities. In addition such officers were granted a total of 654,000 options and 60,000 shares of restricted stock in addition to their salaries. At their respective dates of grant, these options and restricted shares had an estimated aggregate fair market value of €8.2 million, based upon the Black Scholes pricing model as more fully described in Note 9 of our financial statements. Non-executive directors of the Company received no cash compensation from the Company in 2003.

Employment and Consulting Agreements

        Harry Sloan has an agreement to serve as Executive Chairman of SBS and Executive Chairman of the Board of Directors for a fixed term of three years, effective September 1, 2004. Under this agreement, Mr. Sloan receives an annual base salary of $600,000. Mr. Sloan is entitled to receive an annual strategic bonus based on performance at the discretion of the Compensation Committee if the Company meets annual operating and financial performance measures established by the Board of Directors, and a contractual target bonus based upon the financial performance of the SBS group measured by comparing the Company's actual consolidated adjusted EBITDA performance against budgeted adjusted EBITDA for the year. Mr. Sloan and his immediate family are entitled to be members of any pension or health insurance scheme established by the Company or any other member of the SBS group for its employees. On July 8, 2004, Mr. Sloan was granted a ten-year option to purchase 250,000 Common Shares, exercisable at $31.00 per Common Share, vesting in eight equal semi-annual instalments, commencing January 8, 2004, and expiring July 7, 2014. In connection with his previous employment agreements, on July 1, 2002, Mr. Sloan was granted a ten-year option to purchase 666,674 Common Shares, exercisable at $17.71 per Common Share, vesting in four equal cumulative semi-annual instalments, commencing March 1, 2003, and expiring July 1, 2012. This option is fully vested and currently exercisable. On September 1, 2001, Mr. Sloan was granted a ten-year option to purchase an aggregate of 100,000 Common Shares, exercisable with respect to 66,667 Common Shares at $26.00 per Common Share and with respect to 33,333 Common Shares at $33.00 per Common Share, vesting in four equal cumulative semi-annual instalments, commencing June 30, 2002, and expiring August 31, 2011. Of the option to purchase an aggregate of 100,000 Common Shares referred to in the preceding sentence, in March 2003, Mr. Sloan elected to (i) forfeit the option to purchase 16,667 Common Shares at $26.00 per Common Share that vested on December 31, 2002, (ii) forfeit the option to purchase 25,000 Common Shares that were due to vest on June 30, 2003 at $33.00 per Common Share, and (iii) forfeit the option to purchase 25,000 Common Shares at $33.00 per Common Share that were due to vest on December 31, 2003, therefore forfeiting the option to purchase a total of 66,667 Common Shares. The remaining option to purchase 33,333 Common Shares is fully vested and currently exercisable. On January 1, 1999, Mr. Sloan was awarded a ten-year option to purchase an

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aggregate of 1,000,000 Common Shares, exercisable at $25.00 per Common Share with respect to 666,667 Common Shares and $30.00 per Common Share for the remaining 333,333 shares, vesting in six equal semi-annual instalments, commencing June 30, 1999, and expiring December 31, 2008. The option to purchase 1,000,000 Common Shares referred to in the preceding sentence is fully vested and currently exercisable. On March 4, 1993, Mr. Sloan was granted: (i) a ten-year option to acquire 306,134 Common Shares, subject to anti-dilution protection, at an exercise price of $16.875 per Common Share, due to expire on March 4, 2003, which was extended to March 6, 2006 by the Board of Directors on December 10, 2002; and (ii) on August 14, 1994, Mr. Sloan was award three ten-year options to purchase an aggregate of 500,000 Common Shares, exercisable at $18.00 per Common Share for 250,000 shares (which Mr. Sloan exercised on August 13, 2004), and $22.50 per Common Share for 125,000 shares and $27.00 per Common Share for the remaining 125,000 shares, all of which are fully vested and currently exercisable and were due expire August 14, 2004 but extended to August 14, 2008 by the Board of Directors on July 8, 2004. On January 1, 1997, Mr. Sloan was granted two ten-year options to purchase an aggregate of 500,000 Common Share, exercisable at $18.00 per Common Share for 250,000 shares and $22.50 per Common Share for the remaining 250,000 shares. The option to purchase an aggregate of 500,000 Common Shares referred to in the preceding sentence is fully vested and currently exercisable.

        Markus Tellenbach serves as President and Chief Executive Officer of SBS pursuant to an agreement between SBS and Convers Media Europe Limited Partnership ("Convers Media"), which expires in December 2005. For calendar years 2004 and 2005, Convers Media will receive from SBS €1,200,000 per year. Convers Media will also be entitled to an annual incentive management fee based upon the performance of the SBS group. The annual incentive management fee is variable and dependent upon the consolidated EBITDA performance of the SBS group. The target bonus per annum is €600,000. Under the agreement, on December 5, 2003, Mr. Tellenbach was (i) granted a ten-year option to purchase 300,000 Common Shares, exercisable at €25.52 per Common Share, vesting in eight equal cumulative semi-annual instalments, commencing June 5, 2004, and expiring December 4, 2013, and (ii) a restricted stock award of 40,000 Common Shares that will vest and become exercisable in eight equal cumulative semi-annual instalments, commencing June 5, 2004. All of the unvested options and restricted stock will vest and become exercisable on December 31, 2005, if the Company does not offer to renew or extend the service agreement. On July 2, 2002, Mr. Tellenbach was granted a ten-year option to purchase 400,000 Common Shares, exercisable at $17.71 per Common Share, which was converted to €14.186 per Common Share on March 1, 2004. The option vests in four equal cumulative semi-annual instalments, commencing January 1, 2003, and expiring July 1, 2012. The option to purchase 400,000 Common Shares referred to in the preceding sentence is fully vested and currently exercisable. Under a previous agreement, Mr. Tellenbach was granted a ten-year option to purchase an aggregate of 300,000 Common Shares, exercisable with respect to 200,000 Common Shares at $27.39 per Common Share and at $34.24 per Common Share for the remaining 100,000 shares, vesting in six equal cumulative semi-annual instalments, commencing August 31, 2001, and expiring November 21, 2010. Of the option to purchase 300,000 Common Shares referred to in the preceding sentence, in March 2002, the Compensation Committee accelerated the vesting of the option to purchase 100,000 Common Shares scheduled to vest between April 1, 2002 and March 30, 2003 to vest as of April 1, 2002. Consequently, of the option to purchase 300,000 Common Shares, 200,000 Common Shares became exercisable as of that date. In March 2003, Mr. Tellenbach elected to forfeit the option to purchase the remaining 100,000 Common Shares by (i) forfeiting the option to purchase 50,000 Common Shares that was scheduled to vest on August 31, 2003, and (ii) forfeiting a further option to purchase 50,000 Common Shares that was scheduled to vest on February 28, 2004.

        Juergen von Schwerin has an agreement with SBS to serve as Chief Financial Officer and Senior Vice President, for a fixed term of three years and six months, effective July 1, 2004, at an annual base salary of $487,587 through to December 31, 2004; $527,000 from January 1, 2005; $539,400 from January 2006; and $551,800 from January 1, 2007 for the remainder of the term of the agreement. In addition to salary, Mr. von Schwerin will be entitled to an annual incentive bonus that will be based upon the financial performance of the SBS group measured by comparing the Company's actual consolidated adjusted EBITDA performance against

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budgeted adjusted EBITDA for the year. Mr. von Schwerin's target bonus for 2004 is €131,072; €175,000 for 2005; €185,000 for 2006; and €195,000 for 2007. Mr. von Scherwin will receive a monthly housing and cost of living allowance of €3,037 until December 31, 2004; and €3,500 from January 1, 2005 for the remainder of the term. Mr. von Schwerin and his immediate family are entitled to be members of any pension or health insurance scheme established by the Company or any other member of the SBS group for its employees. On December 5, 2003, Mr. von Schwerin was awarded (i) a ten-year option to purchase 150,000 Common Shares, exercisable at $31.05 per Common Share, vesting in eight equal cumulative semi-annual instalments, commencing June 5, 2004, and expiring December 4, 2013, and (ii) a restricted stock award of 20,000 Common Shares that will vest and become exercisable in eight equal cumulative semi-annual instalments, commencing June 5, 2004. In connection with prior agreements, on July 2, 2002, Mr. von Schwerin was awarded a ten-year option to purchase 100,000 Common Shares, exercisable at $17.71 per Common Share, vesting in four equal cumulative semi-annual instalments, commencing January 1, 2003, and expiring July 1, 2012. The option to purchase 100,000 Common Shares referred to in the preceding sentence is fully vested and currently exercisable. On May 15, 2001, Mr. von Schwerin was awarded a ten-year option to purchase an aggregate of 60,000 Common Shares, exercisable with respect to 40,000 Common Shares at $25.50 per Common Share and $31.875 per Common Share for the remaining 20,000 Common Shares, vesting in six equal cumulative semi-annual instalments, commencing November 15, 2001 and expiring May 15, 2011. Of the option to purchase 60,000 Common Shares referred to in the preceding sentence, in March 2002, the Compensation Committee accelerated the vesting of the option to purchase 20,000 Common Shares scheduled to vest between April 1, 2002 and March 30, 2003 to vest as of April 1, 2002. Consequently, the option to purchase 40,000 Common Shares became fully vested and exercisable as of May 15, 2004.

        Erik Moe has an agreement with SBS to serve as Senior Vice President Business & Legal Affairs, General Counsel and Company Secretary for a fixed term of three years and six months, effective July 1, 2004, at an annual base salary of $487,587 until December 31, 2004; and $514,600 from January 1, 2005 until the remainder of the term of the agreement. In addition to salary, Mr. Moe will be entitled to an annual incentive bonus that will be based upon the financial performance of the SBS group measured by comparing the Company's actual consolidated adjusted EBITDA performance against budgeted adjusted EBITDA for the year. Mr. Moe's target bonus for 2004 is €131,072; and €138,333 for each year thereafter. Mr. Moe will receive a monthly housing and cost of living allowance of €3,037 until December 31, 2004; and €3,500 from January 1, 2005 for the remainder of the term. Mr. Moe and his immediate family are entitled to be members of any pension or health insurance scheme established by the Company or any other member of the SBS group for its employees. On December 5, 2003, Mr. Moe was awarded a ten-year option to purchase 150,000 Common Shares, exercisable at $31.05 per Common Share, vesting in eight cumulative semi-annual instalments, commencing June 5, 2004, and expiring December 3, 2013. In connection with prior agreements, on July 2, 2002, Mr. Moe was awarded a ten-year option to purchase 100,000 Common Shares, exercisable at $17.71 per Common Share, vesting in four equal cumulative semi-annual instalments, commencing January 1, 2003 and expiring July 1, 2012. This option is fully vested and currently exercisable. On November 22, 2000, Mr. Moe was awarded a ten-year option to purchase an aggregate of 60,000 Common Shares, exercisable with respect to 40,000 Common Shares at $25.50 per Common Share and $31.875 for the remaining 20,000 Common Shares. The option to purchase 60,000 Common Shares referred to in the preceding sentence is fully vested and currently exercisable.

        Frank Eijken has an agreement with SBS to serve as Senior Vice President Sales & Marketing until December 14, 2005, at an annual base salary of €350,000. Mr. Eijken will be entitled to an annual incentive bonus based upon performance, with a target bonus of €200,000 in 2004; and €220,000 in 2005. Mr. Eijken and his immediate family are entitled to be members of any pension or health insurance scheme established by the Company or any other member of the SBS group for its employees. On December 11, 2002, Mr. Eijken was awarded a ten-year option to purchase an aggregate of 100,000 Common Shares, exercisable at $15.21 per Common Share, which was converted to €14.373 per Common Share on April 8, 2003. This option vests in six equal cumulative semi-annual instalments, commencing July 1, 2003 and expiring December 10, 2012. On November 22, 2000, Mr. Eijken was awarded a ten-year option to purchase 12,500 Common Shares, exercisable

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with respect to 8,333 Common Shares at $25.50 per Common Share and $31.875 per Common Share for the remaining 4,167 Common Shares, vesting in six equal cumulative semi-annual instalments, commencing May 31, 2001 and expiring November 21, 2010. The option to purchase 12,500 Common Shares referred to in the preceding sentence is fully vested and currently exercisable. On February 16, 2000, Mr. Eijken was awarded a ten-year option to purchase 25,000 Common Shares, exercisable at $60 per Common Share which he exchanged for 1,238 Common Shares in July 2003.

        Eric Hansen has an agreement with SBS to serve as Senior Vice President Radio Division until December 31, 2004, at an annual base salary of €250,000. Mr. Hansen is entitled to receive an annual incentive bonus based upon performance, with a target bonus of €120,000 in 2004. On December 5, 2003, Mr. Hansen was awarded a ten-year option to purchase 50,000 Common Shares, exercisable at €25.52 per Common Share, vesting in eight equal cumulative semi-annual instalments, commencing June 5, 2004, and expiring June 4, 2014, with vesting subject to the continuation of the service agreement between Mr. Hansen and the Company. On August 8, 2003, Mr. Hansen was awarded a ten-year option to purchase 4,000 Common Shares exercisable at €19.98 per Common Share, vesting in four equal cumulative semi-annual instalments commencing February 8, 2004, and expiring August 7, 2013. In connection with prior agreements, on February 16, 2000, Mr. Hansen was awarded two ten-year options to purchase (i) 8,750 Common Shares exercisable at $60.00 per Common Share, which he exchanged for 489 Common Shares in December 2002, and (ii) an aggregate of 8,750 Common Shares, exercisable with respect to 5,833 Common Shares at $25.50 per Common Share and $31.875 per Common Share for the remaining 2,917 Common Shares, vesting in six equal cumulative semi-annual instalments, commencing May 31, 2001, and expiring November 21, 2010. The option to purchase 8,750 Common Shares referred to in the preceding sentence is fully vested and currently exercisable.

        Christian Anting has an agreement with SBS to serve as Senior Vice President Digital Media for a fixed term of three years, effective June 1, 2004, at an annual base salary of €240,000 until May 31, 2005; €275,000 from June 1, 2005; and €315,000 from June 1, 2006 for the remainder of the term of the agreement. In addition to salary, Mr. Anting will be entitled to an annual incentive performance based bonus. The target bonus will be €65,000 for 2004; €75,000 for 2005; and €90,000 for 2006. Mr. Anting will receive a monthly housing, cost of living and car allowance of €2,700, and will be eligible along with his immediate family to be members of any pension or health insurance scheme established by the Company or any other member of the SBS group for its employees. On June 29, 2004, Mr. Anting was awarded a ten-year option to purchase 25,000 Common Shares, exercisable at €25.07 per Common Share, vesting in eight equal cumulative semi-annual instalments, commencing December 28, 2004, and expiring June 28, 2014. In connection with prior agreements, on December 5, 2003, Mr. Anting was awarded a ten-year option to purchase 15,000 Common Shares, exercisable at €25.52 per Common Share, vesting in eight equal cumulative semi-annual instalments, commencing June 5, 2004, and expiring December 4, 2013. On August 8, 2003, Mr. Anting was awarded a ten-year option to purchase 2,000 Common Shares, exercisable at €19.98 per Common Share, vesting in four equal cumulative semi-annual instalments, commencing February 8, 2004, and expiring August 7, 2013.

Current and Prior Share Incentive Plans

  2004 Share Incentive Plan

        The Company has adopted a new 2004 Share Incentive Plan (the "Plan"). The Company's Share Incentive Plans are intended to strengthen the Company's ability to attract, motivate and retain key employees and, in particular, to provide the Company with the flexibility necessary to compete effectively in the employment marketplace for highly skilled personnel

        The Plan permits the grant of stock options, stock appreciation rights (SARs), restricted stock and restricted stock units to employees, directors and consultants. The Plan will remain effective until all shares subject to it have been acquired in accordance with the Plan's provisions. The Plan is administered by the Compensation Committee of the Board, who may amend, modify, suspend or terminate the Plan.

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However, material amendments to the Plan will require shareholder approval. The Board of Directors may, in its discretion, redeem or exchange awards under the Plan in consideration for cash, Common Shares, options, SARs or a combination of both. The Board of Directors may also in its discretion, amend the terms of outstanding awards under the Plan, provided that the amendments are not inconsistent with the provisions of the Plan. Share incentive awards that terminate without issue of shares shall be available again for grant under the Plan.

        The Company has reserved an aggregate of 2,500,000 Common Shares for future issuance under the Plan. As of October 12, 2004, the total number of share incentives granted was 1,744,400, of which 1,090,000 share incentives were issued to executive officers and directors as a group (14 persons), including 60,000 shares of restricted stock. As of October 12, 2004, options to purchase an aggregate of 1,734,975 Common Shares were outstanding under the Plan. Of this aggregate amount, options to purchase 297,375 Common Shares were either fully vested or vest within 60 days of October 12, 2004. The options have exercise prices of between $30.51 and $31.05 per Common Share, with expiration dates ranging from December 2013 to July 2014.

  1992 and 1994 Share Incentive Plans

        The Plan replaces the 1994 Share Incentive Plan, which expired on October 17, 2004, although options granted pursuant to the 1994 Share Incentive Plan will remain outstanding. The Company has previously adopted a 1992 Share Incentive Plan, which expired on December 8, 2002, although options granted pursuant to the 1992 Share Incentive Plan will remain outstanding. The Company reserved an aggregate of 7,800,000 Common Shares for issuance upon the exercise of options granted or to be granted under the 1992 and 1994 Share Incentive Plans. As of October 12, 2004, options to purchase 7,791,968 Common Shares had been granted under the 1992 and 1994 Share Incentive Plans.

        As of October 12, 2004, options to purchase an aggregate of 6,390,468 Common Shares were outstanding under the 1992 and 1994 Share Incentive Plans. Of this aggregate amount, options to purchase 6,203,343 Common Shares were either fully vested or vest within 60 days of October 12, 2004. The options have exercise prices of between $16.00 and $60.00 per Common Share, with expiration dates ranging from December 2004 to June 2014. As of October 12, 2004, all of our executive officers and directors as a group (14 persons) held options to purchase an aggregate of 4,193,727 Common Shares under the 1992 and 1994 Share Incentive Plans.

  Long-Term Employees Stock Ownership Plan

        In addition to the Share Incentive Plans outlined above, the Company established a Long-Term Employees Stock Ownership Plan (the "1995 Stock Plan") in 1995. A total of 60,000 Common Shares have been reserved under the 1995 Stock Plan for awards to employees. As of October 12, 2004, 48,000 Common Shares had been awarded under the 1995 Stock Plan, 44,667 of which had vested and shares have been issued. Of the 48,000 Common Shares referred to in the preceding sentence, 3,333 Common Shares were forfeited and, as a result, 15,333 Common Shares are available for future issuance under the 1995 Stock Plan.

ACQUISITION OF COMMON SHARES

        The Board of Directors believes that there have been periods during which the prices at which the Company's Common Shares trade has been more of a reflection of volatility in the international capital markets than the underlying value of the Company's operations and assets. The Board of Directors believes in both the short-term and long-term prospects of the Company and accordingly believes that the use of a portion of the Company's cash reserves to repurchase the Company's Common Shares may be an efficient way to increase shareholder value depending, upon market conditions. The Board therefore recommends that shareholders authorize the repurchase by the Company of up to 10% of its subscribed capital. The Company has received shareholder authorization to repurchase up to 10% of its subscribed capital at the annual general meetings of shareholders in 1998, 2001, 2002 and 2003.

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        Under Luxembourg law, the Company is required to obtain shareholders' authorization to acquire its own stock. The par value of the shares that the Company is allowed to acquire may not exceed 10% of the subscribed capital. The Company must use its distributable reserves for the purchase and may purchase only fully paid shares. The duration for which the authorization is granted may not exceed 18 months and this authorization must include minimum and maximum prices to be paid for the shares. Acquired shares may not be voted, are not entitled to dividend payments, and will be cancelled if not resold within a period of three years.

        To provide maximum flexibility, the Board recommends that the authorization to repurchase Common Shares be extended for 18 months with a minimum repurchase price of €2.00 per Common Share and a maximum price of €50.00 per Common Share. The recommended minimum price is the par value of the Company's Common Shares and the recommended maximum price is approximately the same maximum price at which the Company's shareholders have previously authorized repurchases of the Company's Common Shares based on the prevailing price of the Common Shares. Pursuant to previous shareholder authorizations, at October 12, 2004 the Company acquired 857,491 Common Shares, which it holds as treasury shares. Based upon the number of subscribed and outstanding Common Shares at October 12, 2004, the repurchase up to 10% of the subscribed capital would amount to €4.7 million at the minimum price and €118.7 million at the maximum price.

        Accordingly, shareholders are being asked to authorize the repurchase by the Company of up to 10% of its subscribed capital at a minimum price of €2.00 per Common Share and a maximum price of €50.00 per Common Share to be effected by the Company's Board of Directors. Any such purchases will be made in the open market or in privately negotiated transactions at prevailing prices. The timing and volume of any such purchases under the repurchasing program will depend upon market conditions. The authorization shall be valid for a period of up to 18 months from the date of shareholder approval.

APPROVAL OF THE CONSOLIDATED AND UNCONSOLIDATED
FINANCIAL STATEMENTS, DIVIDENDS AND DISCHARGE OF DUTIES

        Under Luxembourg law and the Company's Articles of Incorporation, the Company is required to submit to shareholders for approval the Company's consolidated and unconsolidated financial statements, prepared in accordance with Luxembourg GAAP, along with the reports of the statutory auditor of the Company in relation to such financial statements. Enclosed herewith are the consolidated and the unconsolidated financial statements of the Company for the year ended December 31, 2003, along with the reports of the statutory auditor and the independent auditor in relation to such financial statements. The Board of Directors has determined that no dividends for the year ended December 31, 2003 shall be distributed by the Company to its shareholders and that the undistributed profits shall be allocated for an amount of €6,374,666 to the legal reserve of the Company and that all remaining undistributed profits shall be transferred to the retained earnings of the Company with respect to the year ended December 31, 2003.

        Specifically, shareholders are being asked to take the following actions:

  (i)
  To approve the consolidated and unconsolidated financial statements of the Company prepared in accordance with Luxembourg GAAP for the year ended December 31, 2003, which statements include a balance sheet, profit and loss account and notes on the accounts for the Company for the year ended December 31, 2003;

  (ii)
  To approve the determination that no dividends shall be paid to the shareholders with respect to the year ended December 31, 2003 and that the undistributed profit shall be allocated for an amount of €6,374,666 to the legal reserve of the Company, according to Luxembourg Law on commercial companies as amended, and that all remaining undistributed profits shall be transferred to the retained earnings of the Company; and

  (iii)
  To discharge the Board of Directors and Ernst & Young, Société Anonyme, the statutory auditors of the Company, in respect of the proper performance of their duties for the year ended December 31, 2003.

16

APPOINTMENT OF STATUTORY AND INDEPENDENT AUDITOR

        The selection of the statutory and independent auditor for the Company for the year ended December 31, 2004, is being submitted to shareholders for approval. The Board of Directors has selected Ernst & Young, Société Anonyme, to serve as the Company's statutory auditor and Ernst & Young Accountants to serve as the Company's independent auditor for the year ended December 31, 2004, subject to ratification by the holders of a majority of the Common Shares represented at the Annual General Meeting and any adjournment thereof.

              The Board of Directors recommends that shareholders vote FOR the Board's nominees for election as Directors and IN FAVOR OF all other matters requiring a shareholder vote as set forth in the foregoing Notice of Annual General Meeting of Shareholders. Returned proxies solicited by the Board of Directors will be so voted unless shareholders specify otherwise.

ACTIONS TO BE TAKEN AT THE
EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

AMENDMENT OF THE ARTICLES OF INCORPORATION IN ORDER TO COMPLY WITH THE NEW REQUIREMENTS OF LUXEMBOURG LAW ON COMMERCIAL COMPANIES.

        The Luxembourg law of August 10, 1915 on commercial companies has been amended in order to introduce a new provision on the Annual General Meeting of Luxembourg companies. As of January 1, 2005, Luxembourg companies have the obligation to approve the annual and consolidated accounts within the six months following the end of each accounting year. The accounting year of the Company ends on December 31 of each year.

        As a result, we propose that the Company's Annual General Meeting will be held, beginning in 2005, on the last Friday in June of each year and to amend the first paragraph of article 8 of the Articles of Incorporation of the Company as follows:

        "The Annual General Meeting of Shareholders shall be held in Luxembourg at the registered office place of the Corporation or at such other place in Luxembourg as may be specified in the notice of the meeting on the last Friday in June at 9.00 am."

EXTENSION OF FIVE-YEAR TERM FOR AUTHORIZED CAPITAL

        At the Extraordinary General Meeting of Shareholders, shareholders will be requested to approve an extension of the five-year term for authorized capital from December 6, 2008 to December 5, 2009, through an amendment to the Company's Articles of Incorporation. The Company's authorized capital is €150,000,000, consisting of 75 million Common Shares, with a par value of €2.00 per share. Under Luxembourg law, authorized capital is automatically reduced to the number of issued and outstanding shares on the fifth anniversary of the later of (i) the publication of the most recent amendment to the Articles of Incorporation revising the Company's authorized capital or (ii) approval by the shareholders of an extension of the five-year term. The Company follows a regular practice of extending the five-year term annually.

        The Company has solicited shareholder approval of similar extensions of the five-year term at each annual meeting of shareholders beginning in 1995. The authorized capital stock of the Company consists of 75,000,000 Common Shares, of which 32,307,586 Common Shares were issued and 31,450,095 Common Shares were outstanding as of October 12, 2004. At that date, the Company also had outstanding the following securities: (i) options to purchase an aggregate of 8,062,093 Common Shares; (ii) 63,350 shares of restricted stock; (iii) warrants to purchase an aggregate of 100,000 Common Shares; (iv) 755,600 Common Shares reserved for issuance under the Company's 2004 Share Incentive Plan but not yet awarded; and (v) 857,491Common Shares that were repurchased by the Company and are held as treasury stock. Under Luxembourg law, a quorum of fifty percent of the outstanding Common Shares and the affirmative vote of two-thirds of the Common Shares present, or represented, and entitled to vote at the Extraordinary General Meeting are required for approval of the extension of the five-year term and any amendment to the Company's Articles of Incorporation.

17

              The Board of Directors recommends that shareholders vote FOR amending the Company's Articles of Incorporation and approval of the extension of the five-year term for authorized capital of the Company from December 6, 2008 to December 5, 2009 accordingly. Returned proxies solicited by the Board of Directors will be so voted unless shareholders specify otherwise.

FINANCIAL STATEMENTS

        Accompanying this proxy statement are the Company's audited consolidated and unconsolidated financial statements prepared in accordance with Luxembourg GAAP for the year ended December 31, 2003, and its Annual Report on Form 20-F (without exhibits) for the year ended December 31, 2003, which includes the audited consolidated financial statements of the Company prepared in accordance with US GAAP for the year ended December 31, 2003 and which the Company has filed with the SEC. The Company's Annual Report on Form 20-F for the year ended December 31, 2003, is available on the SEC's website: www.sec.gov or from the Company's registered offices.

18

OTHER MATTERS

        At the time of the preparation of this proxy statement, the Board of Directors knew of no other matters to be acted upon at the Annual General Meeting of Shareholders or the Extraordinary General Meeting of Shareholders. If any other matters are properly presented for action at either meeting or at any adjournments thereof, it is intended that the proxies will be voted with respect thereto in accordance with the best judgment and in the discretion of the proxy holders.

By Order of the Board of Directors

Harry Evans Sloan
Executive Chairman

Luxembourg
October 29, 2004

        IT IS IMPORTANT THAT THE PROXIES BE RETURNED PROMPTLY. THEREFORE, SHAREHOLDERS ARE URGED TO COMPLETE, SIGN, DATE AND RETURN THE ACCOMPANYING PROXY IN THE ENCLOSED ENVELOPE AS SOON AS POSSIBLE.

19

Appendix A

        SBS BROADCASTING S.A.

AUDIT COMMITTEE CHARTER

        The Board of Directors of SBS Broadcasting S.A. ("SBS" or the "Company"), a Luxembourg corporation, has constituted an Audit Committee (the "Committee"). This charter governs the operations of the Committee. The Committee will review and reassess this charter at least annually and it will be approved and re-approved annually by the Board of Directors (the "Board").

Organization

        The Committee shall be appointed by the Board and shall comprise at least three directors, each of whom is independent of management and the Company. Members of the Committee will be considered independent if they have no relationship that may interfere with the exercise of their independence and are independent under applicable law, regulation and stock exchange rules. The Company shall disclose, to the extent required by the Securities and Exchange Commission (the "SEC"), whether at least one member of the Committee is an "audit committee financial expert" as defined by SEC rules.

        The Committee shall be chaired by a Chairperson, who shall be appointed by the Board.

Statement of Purpose

        The purpose of the Committee is to oversee the accounting and financial reporting processes of the Company and the audits of the financial statements of the Company.

Operations

        In order to discharge its responsibilities, the Committee shall each year establish a schedule of meetings including at least four meetings; additional meetings may be scheduled as required. In planning the annual schedule of meetings, the Committee shall ensure that sufficient opportunities exist for its members to meet separately with the independent auditors, without management present; to meet separately with management, without the independent auditors present; and to meet in private with only the Committee members present.

        A quorum at any Committee meeting shall be at least two members. All determinations of the Committee shall be made by a majority of its members present at a meeting duly called or held, except as specifically provided herein (or where only two members are present, by unanimous vote). Any decision or determination of the Committee reduced to writing and signed by all of the members of the Committee shall be fully as effective as if it had been made at a meeting duly called and held.

        An agenda, together with materials relating to the subject matter of each meeting, shall be sent to members of the Committee prior to each meeting. Minutes for all meetings of the Committee shall be prepared to document the Committee's discharge of its responsibilities. The minutes shall be circulated in draft form to all Committee members to ensure an accurate final record, shall be approved at a subsequent meeting of the Committee. The Committee shall make regular reports to the Board.

Responsibilities and Processes

        The primary responsibility of the Audit Committee is to oversee the Company's accounting and financial reporting processes and the audits and financial statements of the Company. Management is responsible for preparing the Company's financial statements, and the independent auditors are responsible for auditing those financial statements. The Committee will take appropriate actions to set the overall corporate "tone" for quality financial reporting, sound business risk practices and ethical behaviour.

        The following shall be the principal responsibilities of the Committee. The Committee may supplement them as appropriate.

        A.    Engagement and Oversight of Statutory and Independent Auditors. The Committee shall recommend the appointment, retention, and, where appropriate, replacement of the Company's statutory and independent auditors to the Board and the Company's shareholders at each Annual General Meeting. The Committee has the sole authority to approve all audit engagement fees and terms, as well as all significant non-audit engagements with the statutory and independent auditors. The Committee shall be directly responsible for overseeing the work of the statutory and independent auditors (including resolution of disagreements between management and the independent auditors regarding financial reporting) for the purpose of preparing or issuing an audit report or related work, and the statutory and independent auditors shall report directly to the Committee.

        B.    Determination as to Independence and Performance of Independent Auditors. The Committee shall receive periodic reports from the independent auditors as required by the Independence Standards Board (or any successor body) regarding the auditors' independence, which shall be not less frequently than annually. The Committee shall discuss such reports with the auditors, including, in particular, with respect to any disclosed relationships or services that may impact the objectivity and independence of the auditors, and shall take, or recommend that the Board take, appropriate action to satisfy itself of the independence of the auditors. The Committee shall review the performance of the Company's independent auditors annually. In doing so, the Committee shall consult with management and shall obtain and review a report by the independent auditors describing their internal control procedures, issues raised by their most recent internal quality control review, or peer review (if applicable), or by any inquiry or investigation by governmental or professional authorities for the preceding five years and the response of the independent auditors. The Committee shall ensure audit partner rotation as required by applicable law, regulation and stock exchange requirements, and shall consider whether it is appropriate to adopt a policy of rotating independent auditors on a periodic basis.

        C.    Audits by Independent Auditors. The Committee shall discuss with the independent auditors the overall scope and plans for their audits, including the adequacy of staffing and other factors that may affect the effectiveness and timeliness of such audits. In this connection, the Committee shall discuss with management and the independent auditors the Company's major risk exposures (whether financial, operating or otherwise), the adequacy and effectiveness of the accounting and financial controls, and the steps management has taken to monitor and control such exposures and manage legal compliance programs, among other considerations that may be relevant to their respective audits. The Committee shall review with management and the independent auditors management's annual internal control report, including any attestation of same by the independent auditors, to the extent such report and attestation are required under SEC rules. Management shall report periodically to the Committee regarding any significant deficiencies in the design or operation of the Company's internal controls, material weaknesses in internal controls and any fraud (regardless of materiality) involving persons having a significant role in the internals controls, as well as any significant changes in internal controls implemented by management during the most recent reporting period of the Company.

        D.    Pre-Approval of Audit and Non-Audit Services. The Committee shall approve guidelines for the retention of the independent auditors for any non-audit service and the fee for such service and shall determine procedures, which may include delegation of pre-approval authority to one or more designated members of the Committee, for the approval of audit and non-audit services in advance. The decisions of any Committee member to whom pre-approval authority is delegated must be presented to the full Committee at its next scheduled meeting. The Committee shall, in accordance with such procedures, approve in advance any audit or non-audit service provided to the Company by the independent auditors, all as required by applicable law, regulation or stock exchange requirements.

        E.    Review of Disclosure Controls and Procedures. The Committee shall review with the Company's senior management the Company's disclosure controls and procedures and shall review periodically, management's conclusions about the efficacy of such disclosure controls and procedures, including any significant deficiencies in, or material non-compliance with, such controls and procedures.

        F.    Review of Annual SEC Filings. The Committee shall review with management and the independent auditors the financial information to be included in the Company's Annual Report on Form 20-F (or the annual report to shareholders if distributed prior to the filing of the Form 20-F), including the disclosures under "Management's Discussion and Analysis of Financial Condition and Results of Operations", their judgment about the quality, not just acceptability, of accounting principles, the reasonableness of significant judgments, the clarity of the disclosures in the financial statements, the adequacy of internal controls and the disclosure required under Item 16 of Form 20-F (or any successor thereto). The Committee shall also discuss the results of the annual audit and any other matters required to be communicated to the Committee by the independent auditors under generally accepted auditing standards, applicable law, regulation or stock exchange requirements, including matters required to be discussed by Statement on Auditing Standards No. 61, as amended by Statement on Auditing Standards No. 90, or any successor thereto. The Committee may discuss with the national office of the independent auditors issues on which it was consulted by the Company's audit team and matters of audit quality and consistency. Based on such review and discussion, the Committee shall make a determination whether to recommend to the Board that the audited financial statements be included in the Company's Form 20-F.

        G.    Review of Other Communications. The Committee shall review and discuss with management and the independent auditors the quarterly financial information to be included in the Company's quarterly results releases, including the discussion thereof in such releases, and shall discuss any other matters required to be communicated to the Committee by the independent auditors under generally accepted auditing standards, applicable law, regulation or stock exchange requirements. The Committee shall also review the Company's earnings press releases and financial information and earnings guidance periodically provided to analysts and rating agencies (which may consist of a discussion of the types of information to be provided and types of presentation to be made) to the extent required by applicable law, regulation or stock exchange requirements. The Committee shall also discuss the results of the independent auditors' review of the Company's quarterly financial information conducted in accordance with generally accepted auditing standards (Statement on Auditing Standards No. 100) (or any successor thereto).

        H.    Review of Certain Matters with Independent Auditors. The Committee shall review periodically with management and independent auditors the effect of new or proposed regulatory and accounting initiatives on the Company's financial statements and other public disclosures.

        I.    Consultation with Independent Auditors. The Committee shall review with the independent auditors any problems or difficulties the auditors may have encountered in connection with the annual audit or otherwise and any management letter provided by the auditors and the Company's response to that letter. Such review shall address any difficulties encountered in the course of the audit work, including any restrictions on the scope of activities or access to required information, any disagreements with management regarding generally accepted accounting principles and other matters, material adjustments to the financial statements recommended by the independent auditors and adjustments that were proposed but "passed", regardless of materiality.

        J.    In addition, the Committee shall obtain, review and discuss reports from the independent auditors regarding: (1) all critical accounting policies and practices to be used; (2) all alternative treatments of financial information within generally accepted accounting principles that have been discussed with management officials of the Company, ramifications of the use of these alternative disclosures and treatments, and the treatment preferred by the independent auditors and the reasons for favoring that treatment; and (3) other material written communications between the independent auditors and Company management, such as any management letter or schedule of unadjusted differences.

        K.    Policies for Employment of Former Audit Staff. The Committee shall approve guidelines for the Company's hiring of former employees of the independent auditors, which shall meet the requirements of applicable law, regulation and stock exchange requirements.

        L.    Establishment of "Whistleblowing" Procedures. Not later than July 30, 2005, the Committee shall establish procedures for the receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls or auditing matters and the confidential, anonymous submission by employees of the Company of concerns regarding questionable accounting or auditing matters.

        M.    Review of Legal and Regulatory Compliance. The Committee shall periodically review with management, including the General Counsel, and the independent auditors any correspondence with, or other action by, regulators or governmental agencies and any employee complaints or published reports that raise concerns regarding the Company's financial statements, accounting or auditing matters or compliance with the Company's Code of Business Conduct and Ethics. The Committee shall also meet periodically and separately with the General Counsel and other appropriate legal staff of the Company to review material legal affairs of the Company and the Company's compliance with applicable law, regulation and stock exchange requirements.

        N.    Review of Certain Transactions with Directors and Related Parties. The Committee shall review periodically, but no less frequently than annually, all related party transactions (as defined in applicable stock exchange regulations) for potential conflict of interest situations and all such related party transactions shall be approved by the Committee.

        O.    Compliance with Code of Business Conduct and Ethics; Grant of Waivers. The Committee shall review annually a summary of compliance with the Company's Code of Business Conduct and Ethics. The Committee shall be responsible for determining whether and on what terms to grant to any director or executive officer a waiver from the Company's Code of Business Conduct and Conduct.

        P.    Access to Records, Consultants and Others. The Committee shall have full authority (i) to investigate any matter brought to its attention with full access to all books, records, facilities and personnel of the Company; (ii) to retain outside legal, accounting or other consultants to advise the Committee; and (iii) to request any officer or employee of the Company, the Company's outside counsel, internal auditor, internal audit service providers or independent auditors to attend a meeting of the Committee or to meet with any members of, or consultants to, the Committee.

        Q.    Funding. The Company shall provide appropriate funding, as determined by the Committee, to compensate the independent auditors, outside legal counsel, or any other advisors employed by the Committee, and to pay ordinary Committee administrative expenses that are necessary and appropriate in carrying out its duties.

        R.    Delegation. The Committee may delegate any of its responsibilities to a subcommittee comprised of one or more members of the Committee.

        S.    Other Delegated Responsibilities. The Committee shall also carry out such other duties that may be delegated to it by the Board from time to time.

Last revised: September 21, 2004

Appendix B

        SBS BROADCASTING S.A.

NOMINATIONS COMMITTEE CHARTER

        The Board of Directors of SBS Broadcasting S.A. (the "Company"), a Luxembourg corporation, has constituted a Nominations Committee (the "Committee"). This charter governs the operations of the Committee. The Committee will review and reassess this Charter at least annually and it will be approved and re-approved annually by the Company's Board of Directors (the "Board").

Membership

        The Committee shall be appointed by the Board and shall comprise at least three directors, each of whom are independent of management and the Company. Members of the Committee will be considered independent if they have no relationship that may interfere with the exercise of their independence and are independent under applicable law, regulation and stock exchange rules.

        The Committee shall be chaired by a Chairperson, who shall be appointed by the Board.

Statement of Policy

        The Committee shall identify and recommend candidates to fill vacancies occurring between annual shareholder meetings, and address such related matters as may be required under applicable law, regulation and stock exchange requirements.

Operations

        The Committee shall meet at least twice a year. Additional meetings may occur as the Committee or the Chairperson deems advisable. The Committee shall cause adequate minutes of all its proceedings to be kept, and will report its actions to the next meeting of the Board. Committee members will be furnished with copies of the minutes of each meeting. Any action taken by the Committee must be by a majority of its members. A quorum at any Committee meeting shall be at least two members.

        The Committee shall be governed by the same rules regarding meetings (including meetings by conference telephone or similar communications equipment), action without meetings and notice as are applicable to the Board.

        The Committee may delegate any of its responsibilities to a subcommittee comprised of one or more members of the Committee.

Authority

        The Committee will have the resources and authority necessary to discharge its duties and responsibilities, including the authority to retain outside counsel or other experts or consultants, as it deems appropriate. Any communications between the Committee and legal counsel in the course of obtaining legal advice will be considered privileged communications of the Company and the Committee will take all necessary steps to preserve the privileged nature of those communications.

B-1

Responsibilities

        The principal responsibilities and functions of the Committee are as follows:

  •
  Consider criteria for identifying and selecting individuals who may be nominated for election to the Board, which shall reflect at a minimum all applicable laws, rules, regulations and stock exchange requirements, including a potential candidate's experience, areas of expertise and other factors relative to the overall composition of the Board.

  •
  Consider and recruit candidates to fill positions on the Board, including as a result of the removal, resignation or retirement of any director, an increase in the size of the Board or otherwise, and review any candidate recommended by the shareholders of the Company in light of the Committee's criteria for selection of new directors.

  •
  Before recommending an incumbent, replacement or additional director, review his or her qualifications, including capability, availability to serve, conflicts of interest and other relevant factors.

  •
  Annually present to the Board a list of individuals recommended for nomination for election to the Board at the annual meeting of shareholders.

  •
  Annually review the composition of each Board committee and present recommendations for committee memberships to the Board as needed.

  •
  Periodically review the compensation paid to non-employee directors and make recommendations to the Board for any adjustments. No member of the Committee will act to fix his or her own compensation except for uniform compensation to directors for their services as such.

  •
  Have full access to the Company's executives as necessary to carry out its responsibilities.

  •
  Carry out such other duties that may be delegated to it by the Board from time to time.

         Last revised: September 21, 2004

B-2

SBS Broadcasting S.A.
Société Anonyme

ANNUAL ACCOUNTS
December 31, 2003

and

REPORT OF THE STATUTORY AUDITOR

SBS BROADCASTING S.A.
ANNUAL ACCOUNTS

CONTENTS

Report of the statutory auditor	1
Balance sheet	2 - 3
Profit and loss account	4
Notes on the accounts	5 - 20

Ernst & Young Société Anonyme	Téléphone: 42 124-1 Fax: 42 124-421
Réviseurs d'entreprises Experts-Comptables	R.C. Luxembourg B 47 771 TVA LU 16063074
Siège social: 7, Parc d'Activité Syrdall L-5365 Munsbach	www.ey.com
Adresse postale: B.P. 780 L-2017 Luxembourg

REPORT OF THE STATUTORY AUDITOR

To the Shareholders of
SBS Broadcasting S.A.
Société Anonyme
Luxembourg

Following our appointment by the General Meeting of the shareholders dated December 5, 2003 we have audited the accompanying annual accounts of SBS Broadcasting S.A. for the year ended December 31, 2003. These accounts and the management report are the responsibility of the Board of Directors. Our responsibility is to express an opinion on these accounts based on our audit and to check the consistency of the management report with them.

We conducted our audit in accordance with International Standards on Auditing. Those Standards require that we plan and perform the audit to obtain reasonable assurance about whether the annual accounts are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the annual accounts. An audit also includes assessing the accounting principles used and significant estimates made by the Board of Directors, as well as evaluating the overall annual accounts presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the accompanying annual accounts give, in conformity with the Luxembourg legal and regulatory requirements, a true and fair view of the financial position of SBS Broadcasting S.A. as at December 31, 2003 and of the results of its operations for the year then ended.

The management report is in accordance with the annual accounts.

                        ERNST & YOUNG
                        Société Anonyme

                        Jean-Marie GISCHER

Luxembourg, October 18, 2004

1

SBS Broadcasting S.A.
Société Anonyme
 BALANCE SHEET

December 31, 2003
(expressed in euro)

	2003	2002
Fixed assets

Tangible assets (Note 3)
Technical and other equipment	165,641	136,328
Financial assets
Shares in affiliated undertakings (Note 4)	186,968,781	159,629,201
Loans to affiliated undertakings (Note 4)	466,136,509	398,797,529
Own shares	27,418	537,618

	653,132,708	558,964,348
Current assets
Debtors
Amounts owed by affiliated undertakings	47,700,922	27,837,561
Other debtors	406,170	431,839
Program rights (of which euro 14,132,654 (2002: euro 7,383,000) is due after one year)	29,365,169	23,126,864

	77,472,261	51,396,264
Cash at bank and in hand	9,334,946	12,576,796

	86,807,207	63,973,060
Prepayments (Note 5 and 6)	6,270,042	7,535,174

	93,077,249	71,508,234
Creditors: amounts due and payable within one year
Amounts owed to affiliated undertakings	(23,146,685)	(39,393,954)
Other creditors	(10,593,233)	(15,437,518)
Program rights	(18,695,690)	(12,181,490)

	(52,435,608)	(67,012,962)
Net current assets	34,371,599	(3,039,905)

Total assets less current liabilities	693,939,990	563,595,948

The accompanying notes are an integral part of the annual accounts

2

	2003	2002
Creditors: amounts due and payable after one year

Convertible subordinated notes due 2004 (Note 5)	—	(66,749,309)
12% senior notes due 2008 (Note 6)	(134,700,000)	(135,000,000)
Program rights	(8,127,000)	(4,100,000)
Other Creditors	(5,799,184)	—

	(148,626,184)	(205,849,309)
Deferred income (Note 7)	—	(12,515,999)

	545,313,806	345,230,640

Capital and reserves (Note 8)
Subscribed capital	63,746,656	57,246,240
Share premium	433,121,554	369,619,031
Reserve for own shares	27,418	537,618
Results brought forward	(82,172,249)	—
Profit/(loss) for the financial year	130,590,427	(82,172,249)

	545,313,806	345,230,640

The accompanying notes are an integral part of the annual accounts

3

SBS Broadcasting S.A.
Société Anonyme

PROFIT AND LOSS ACCOUNT
for the year ended December 31, 2003

(expressed in euro)

	2003	2002
Turnover	31,400,430	35,719,454
Operating expenses	(16,007,365)	(18,438,121)
Administrative and selling expenses	(15,840,656)	(27,028,076)
Depreciation (Note 3)	(6,538)	(847,911)
Interest receivable and similar income (Note 10)	46,427,225	24,463,690
Value adjustment in respect of financial assets (Note 4)	(20,318,206)	(49,418,764)
Interest payable and similar charges (Note 11)	(66,743,868)	(47,957,507)
Extraordinary items (Note 12)	171,679,405	1,334,986

Profit/(Loss) for the financial year before taxation	130,590,427	(82,172,249)
Income taxes (Note 13)	—	—

Profit/(loss) for the financial year	130,590,427	(82,172,249)

The accompanying notes are an integral part of the annual accounts

4

SBS Broadcasting S.A.
Société Anonyme

NOTES TO THE ACCOUNTS

December 31, 2003

NOTE 1 — GENERAL

    SBS Broadcasting S.A. (the Company) was incorporated on October 24, 1989 as a "Société Anonyme" under Luxembourg Company law and commenced operations in 1990. The Company operates a branch in Geneva, Switzerland.

    The Company was organized to acquire and operate commercial television and radio stations in Scandinavia and other areas in Europe, and has expanded its operations to include related other media activities.

    The Company also prepares consolidated accounts.

NOTE 2 — SIGNIFICANT ACCOUNTING POLICIES

    The annual accounts are prepared in accordance with generally accepted accounting principles and regulations in force in the Grand Duchy of Luxembourg.

    The accounts of the Company are expressed in euro.

    The significant accounting policies are as follows:

    Risks and Uncertainties

    The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the annual accounts and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

    Financial assets

    Financial assets are stated at cost unless a permanent impairment of value has or is deemed to have occurred, in which case they are stated at the lower value.

    Cash dividends from investee companies are recorded as income when they are declared.

    Program rights

    Program rights and the related liabilities are recorded at their gross value when the contract is signed. These rights are either recharged and expensed when the program is aired, or amortized on an accelerated basis when the Company is entitled to more than one airing. An exception is the Paramount library agreement, which is amortized on a straight-line basis commencing upon the initial broadcast date in each territory. Program rights are classified as current or non-current based on anticipated usage in the following year. The program rights liability is classified as current or non-current based on the payment terms of the related license agreements.

5

    Barter transactions

    Barter transactions represent the exchange of commercial airtime for programming, merchandise or services. The transactions are recorded in the profit and loss account at the fair market value of the asset received or service rendered.

    Technical and other equipment

    Technical and other equipment are carried at cost. Equipment is depreciated on a straight-line basis over the expected useful lives at rates varying between a rate of 20 and 33% per annum.

    Warrants

    Proceeds received from the issue of warrants are accounted for as deferred income. If the warrants are exercised the proceeds will be accounted for as proceeds of the share issue and credited to the share premium account on the date of the share issue. If the warrants expire the proceeds will be credited to the profit and loss account in the financial year in which the expiry date falls.

    Foreign currency translation

    The accounts of the Company are expressed in euro. Transactions in foreign currencies are translated into euro at the rates of exchange, which approximate the actual rates prevailing on the dates of the transactions. Assets and liabilities, excluding tangible assets and shares in affiliated undertakings, denominated in foreign currencies are translated into euro at the balance sheet date exchange rate. Tangible assets and shares in affiliated undertakings are translated at historic exchange rates. Realized exchange gains and losses as well as net unrealized exchange losses are reflected in the profit and loss account. Net unrealized exchange gains are accounted for as deferred income.

    Taxation

    Under Luxembourg fiscal regulations, the Company's fiscal balance sheet and results of operations are required to be expressed in euro. Any liability is recorded in the account as a current tax expense. Any deferred tax assets arising are not reflected in the accounts.

    Turnover

    Turnover consists primarily of management fees and rights to programs charged to affiliated undertakings in Scandinavia and other areas in Europe.

6

NOTE 3 — TANGIBLE ASSETS

Technical and other equipment
Cost:
At January 1, 2003	1,455,579
Additions	37,851
Disposals	(1,321,251)

At December 31, 2003	172,179

Accumulated depreciation:
At January 1, 2003	1,319,251
Provided during the year	6,538
Disposals	(1,319,251)

At December 31, 2003	6,538

Net book value:
At December 31, 2003	€165,641

At December 31, 2002	€136,328

7

NOTE 4 — FINANCIAL ASSETS

Financial assets consist of shares in and loans to subsidiaries and affiliated undertakings.

Details of the assets held and movements during the year are as follows:

Company	Country of incorporation	Proportion of capital held	Cost December 31, 2002	Additions (Disposals) during the year
Shares
Broadcast Norge AS	Norway	100%	17,128	42,064,547
Radio 1 Norge AS(8)	Norway	100%		12,004,806
SBS Broadcast Danmark A/S	Denmark	100%	76,484,304
Kanal 2 Prime Time A/S	Denmark	1%	485,945
Kanal 5 AB	Sweden	100%	8,841	(8,841)
Kanal 5 Holding AB	Sweden	100%	0	3,235,704
Kanal 5 Limited	UK	100%	2	(2)
VT4 Limited	UK	100%	75,548,400
SBS Services (UK) Limited	UK	100%	2
TV Danmark 1 Limited	UK	100%	2
Romanian Broadcasting Corporation Limited	UK	46.5%	5,858,892
Scandinavian Broadcasting System (Jersey) Limited	Jersey	100%	2
Pro Radio Oy	Finland	100%	1,548,980
EBS International N.V.	Belgium	100%	70,500
Scandinavian Broadcasting System (SBS) Nederland B.V.	Netherlands	100%	28,706
MTM-SBS Televizio Rt.(1)	Hungary	49%	22,979,217
Option to acquire an additional 22.5% of the shares in MTM-SBS Televizio Rt.(1)	Hungary		26,675,471
Option to acquire an additional 16% of the shares in MTM-SBS Televizio Rt.(1)	Hungary		3,533,569
MTM Produkcio Kft.(2)	Hungary	100%	4,327,302
INTERAKTIV Televizios Musokeszito Kft	Hungary	80%	213,577
SBS Magyarorszagi Befektetesi Kft.	Hungary	97%	11,122
Impaller Broadcasting System d.o.o	Slovenia	100%	199,862
SBS Radio Sweden Holding AB (f.d. SBS Radio Sweden AB)	Sweden	100%	14,487
SBS Interactive AB	Sweden	100%	40,802
Broadcast Text International AB	Sweden	100%	2,622,673
Lampsi Radio Company S.A.(3)	Greece	70%	8,314,717	86,295
ATV Privat-TV Services GmbH(5)	Austria	20%	5,780,680	(5,780,680)
SBS Services (US) Inc.	USA	100%	112
Zenimax Media Inc.(6)	USA	12.5%	16,807,300
Lions Gate Entertainment Corp.(7)	Canada	minimal	11,317,683	(11,317,683)
QXL ricardo plc	UK	1%	16,852,039
BETandWIN.com Interactive Entertainment AG	Austria	4%	4,874,595	(4,874,595)
Telitas AS	Norway	9%	3,029,727
Lovesearch LP AB	Sweden	22%	1,375,161

			289,021,800	35,409,551

8

Cost December 31, 2003	Accumulated value adjustment December 31, 2002	(Additions) releases during the year	Disposals during the year	Accumulated value adjustment December 31, 2003	Net book value December 31, 2003	Net book value December 31, 2002

42,081,675	—	(12,000,000)		(12,000,000)	30,081,675	17,128
12,004,806	—	—		—	12,004,806
76,484,304	(54,014,919)	—		(54,014,919)	22,469,385	22,469,385
485,945	—	—		—	485,945	485,945
—	—	—		—	0	8,841
3,235,704	—	—		—	3,235,704
—	—	—		—	0	2
75,548,400	(25,548,400)	—		(25,548,400)	50,000,000	50,000,000
2	—	—		—	2	2
2	—	—		—	2	2
5,858,892	—	(4,162,846)		(4,162,846)	1,696,046	5,858,892
2	—	—		—	2	2
1,548,980	—	—		—	1,548,980	1,548,980
70,500	—	—		—	70,500	70,500
28,706	—	—		—	28,706	28,706
22,979,217	—	—		—	22,979,217	22,979,217
26,675,471	—	—		—	26,675,471	26,675,471
3,533,569	—	—		—	3,533,569	3,533,569
4,327,302	—	—		—	4,327,302	4,327,302
213,577	—	—		—	213,577	213,577
11,122	—	—		—	11,122	11,122
199,862	(199,862)			(199,862)	0
14,487	—	—		—	14,487	14,487
40,802	—	—		—	40,802	40,802
2,622,673	—	—		—	2,622,673	2,622,673
8,401,012	—	(4,000,000)		(4,000,000)	4,401,012	8,314,717
—	(5,780,680)	—	5,780,680	—	0	0
112	—	—		—	112	112
16,807,300	(16,807,300)	—		(16,807,300)
—	(2,987,960)	—	2,987,960	—	0	8,329,723
16,852,039	(16,787,806)	(47,958)		(16,835,764)	16,275	64,233
—	(3,479,595)	—	3,479,595	—	0	1,395,000
3,029,727	(2,662,608)	(107,402)		(2,770,010)	259,717	367,119
1,375,161	(1,123,469)	—		(1,123,469)	251,692	251,692

324,431,351	(129,392,599)	(20,318,206)	12,248,235	(137,462,570)	186,968,781	159,629,201

9

Financial assets consist of shares in and loans to subsidiaries and affiliated undertakings.

Details of the assets held and movements during the year are as follows:

Company	Cost December 31, 2002	Additions (Disposals) during the year
Loans
Broadcast Norge AS, NOK 120,621,643 (NOK 464,381,184—2002), bearing interest at approximately 5%	63,827,201	(49,491,545)
Broadcast Norge AS, USD 307,325 (USD 10,000,000—2002), bearing interest at approximately 2.5%	9,535,616	(9,280,085)
SBS Broadcast Danmark A/S, DKK 113,981,523 (DKK 107,391,594—2002), bearing interest at 6%	14,456,116	853,692
SBS Broadcast Danmark A/S, has no fixed interest	346,577	19,676
TV Danmark A/S, DKK 95,158,067 (DKK 89,656,431—2002), bearing interest at 6%	12,068,764	712,709
TV Denmark Ltd, has no fixed interest	25,080,969	805,968
SBS Radio A/S, DKK 40,952,679 bearing interest at approximately 7.5%	0	5,500,696
Kanal 5 AB (SEK 194,443,580—2002)	26,943,557	(26,943,557)
Kanal 5 Holding AB, SEK 47,000,000 bearing interest at 12 month STIBOR plus 4%		5,176,211
Kanal 5 Holding AB, SEK 1,435,000,000 bearing interest at 12 month STIBOR plus 4%		158,039,648
SBS Services (UK) Ltd., has no fixed interest	7,665,684	(7,665,684)
SBS Services BV., has no fixed interest	6,360,970	281,927
Pro Radio OY, EURO 4,152,721 (5,543,662—2002), bearing interest at approximately 5%, EURO 10,550,000 subordinated loan with no fixed interest or repayment terms	14,943,662	(240,941)
SBS Belgium NV, bearing interest at 6%	2,143,474	(62,886)
VT4 Ltd., has no fixed interest	8,700,878	(2,448,813)
Scandinavian Broadcasting System (SBS) Nederland B.V., bearing interest at 5%	31,655,300	1,612,690
Scandinavian Broadcasting System (SBS) Nederland B.V., USD 154,357,000, bearing interest at 5%(4)	153,615,502	(26,798,498)
Kanal 5 Interactive AB SEK Nil (SEK 959,664—2002) bearing interest at 6%	104,849	(104,849)
Broadcast Text International AB SEK 14,633,757 (SEK 10,131,565—2001), bearing interest at 5%	1,106,936	504,711
MTM-SBS Televizio Rt., €4,900,000 plus accrued interest at a rate of 6%(1)	5,065,156	(1,193,721)
MTM-SBS Televizio Rt., €3,000,000 (€3,000,000—2002) plus accrued interest at a rate of 6%(1)	3,765,897	(2,317,000)
MTM-SBS Televizio Rt., has no fixed interest(1)	7,339,366	5,516,008
SBS Magyarorszagi Befektetesi Kft.	2,298,924
SBS Radio Sweden Holding AB (f.d. SBS Radio Sweden AB), SEK 164,691,273 (SEK 49,292,549—2002), bearing interest at 6%	5,385,516	12,752,289
SBS Radio Sweden AB (f.d. Svenska Media Intressenter AB) SEK 122,552,297 (SEK 104,219,410—2002) has no fixed interest	11,386,615	2,110,334

	413,797,529	67,338,980

Total financial assets	€702,819,329	102,748,531

10

Cost December 31, 2003	Accumulated value adjustment December 31, 2002	(Additions) releases during the year	Disposals during the year	Accumulated value adjustment December 31, 2003	Net book value December 31, 2003	Net book value December 31, 2002

14,335,656	—	—		—	14,335,656	63,827,201
255,531	—	—		—	255,531	9,535,616
15,309,808	—	—		—	15,309,808	14,456,116
366,253	—	—		—	366,253	346,577
12,781,473	—	—		—	12,781,473	12,068,764
25,886,937	(15,000,000)	—		(15,000,000)	10,886,937	10,080,969
5,500,696	—	—		—	5,500,696	0
—	—	—		—	0	26,943,557
5,176,211	—	—		—	5,176,211	0
158,039,648	—	—		—	158,039,648	0
—	—	—		—	0	7,665,684
6,642,897	—	—		—	6,642,897	6,360,970
14,702,721	—	—		—	14,702,721	14,943,662
2,080,588	—	—		—	2,080,588	2,143,474
6,252,065	—	—		—	6,252,065	8,700,878
33,267,990	—	—		—	33,267,990	31,655,300
126,817,004	—	—		—	126,817,004	153,615,502
—	—	—		—	0	104,849
1,611,647	—	—		—	1,611,647	1,106,936
3,871,435	—	—		—	3,871,435	5,065,156
1,448,897	—	—		—	1,448,897	3,765,897
12,855,374	—	—		—	12,855,374	7,339,366
2,298,924	—	—		—	2,298,924	2,298,924
18,137,805	—	—		—	18,137,805	5,385,516
13,496,949	—	—		—	13,496,949	11,386,615

481,136,509	(15,000,000)	0	0	(15,000,000)	466,136,509	398,797,529

805,567,860	(144,392,599)	(20,318,206)	12,248,235	(152,462,570)	653,105,290	558,426,730

11

    The following information on the Company's subsidiaries and affiliated undertakings is based on their most recent available annual accounts:

Company and country of incorporation	Proportion of capital held		Capital and reserves		Profit/(loss) for the year
Broadcast Norge A/S, Norway	100%		NOK	14,677,557	NOK	(7,497,537)
SBS Broadcast Danmark A/S, Denmark	100%		DKK	(137,508,000)	DKK	(78,423,000)
Kanal 5 Holding AB, Sweden	100%		SEK	28,623,634	SEK	(26,162,076)
VT4 Limited, UK	100%	@	EUR	7,810,000	EUR	(2,659,000)
Kanal 5 Denmark Limited, UK	100%		DKK	(58,504,688)	DKK	19,533,977
SBS Services (UK) Limited, UK	100%	@	GBP	350,829	GBP	159,556
Romanian Broadcasting
Corporation Limited, UK	46.5%	@	USD	10,195,616	USD	(7,177,589)
Scandinavian Broadcasting System (Jersey) Limited	100%		EUR	(3,002,641)	EUR	54,866
MTM-SBS Televizio Rt., Hungary	49%	(1)	HUF	783,889,000	HUF	(421,205,000)
SBS Magyarorszagi Befektetesi Kft., Hungary	97%		HUF	5,056,000	HUF	3,497,000
MTM Produkcio Kft.	100%		HUF	11,803,000	HUF	58,382,000
INTERAKTIV Televizios Musokeszito Kft.	80%		HUF	26,511,000	HUF	1,650,000
EBS International N.V., Belgium	100%		EUR	(78,000)	EUR	0
Scandinavian Broadcasting System (SBS) Nederland B.V., Netherlands	100%	&	NLG	(4,343,000)	NLG	(980,000)
Broadcast Text International AB, Sweden	100%		SEK	500,190	SEK	(3,373,768)
SBS Interactive AB, Sweden	100%		SEK	352,000	SEK	(44,000)
SBS Radio Sweden Holding AB (f.d. SBS Radio Sweden AB)	100%		SEK	6,580,000	SEK	(736,000)
Radio 1 Norge AS	100%		NOK	933,100	NOK	(31,654,863)
Pro Radio Oy, Finland	100%		EUR	5,407,979	EUR	1,260,210
Lampsi Radio S.A. Greece	70%	(3)	EUR	774,610	EUR	1,186,292
SBS Services (US) Inc., USA	100%		USD	538,484	USD	69,208

    @
    The 2002 accounts are the most recent accounts available for VT4 Ltd., SBS Services (UK) Ltd. and Romanian Broadcasting Corporation Ltd.

    &
    The 2001 accounts are the most recent accounts available for Scandinavian Broadcasting System (SBS) Nederland B.V.

    (1)
    In October 1997, TV2, the first commercial television station in Hungary, was launched. TV2 was owned 49.0% by the Company, 38.5% by MTM and 12.5% by Tele-München. In August 2000, in consideration of the issuance of 543,000 Common Shares valued at euro 26,675,471, the Company indirectly acquired an additional 22.5% economic interest in TV2

12

      in Hungary from its partners, MTM and Tele-München, thereby increasing the Company's economic interest in TV2 to 84.0%.

      On May 14, 2002, as part of an overall re-organization of TV2, we entered into an agreement with Albene Befektetesi Kft. to be renamed MTM-TV2 Kft. ("Albene"), MTM, Robert Prokopp and Ferenc Tolvaly. Albene is a subsidiary of MTM, which in turn is a company controlled by Ferenc Tolvaly and Robert Prokopp. Pursuant to this agreement, we made an initial payment of USD 3.3 million to Albene, with the ability to make a further payment of USD 5.0 million, towards the purchase of Albene's 16% interest in TV2. Our present intention is to assign this agreement, in whole or in part, to a Hungarian partner, as the Hungarian Media laws prohibit us from holding more than 49% of the voting rights in TV2 and require that a Hungarian person or legal entity owns at least 26% of the voting rights in a Hungarian company.

    (2)
    At the same time as the transaction described above took place, on May 14, 2002 we acquired 100% of MTM Produkcio Kft. ("MTM Productions"), a Hungarian television production company that produces programming for TV2. As part of this transaction, we acquired Concorde Media Beteilgungs GmbH's ownership interest in MTM Productions. In addition, we acquired Ferenc Tolvaly and Robert Prokopp's ownership interest in MTM Productions for an aggregate purchase price of euro 4.3 million.

    (3)
    Effective March 1, 2000, the Company acquired a 70% interest in a company that owns and operates Lampsi, a radio station located in Athens, Greece. The purchase price was approximately GRD 2.3 billion (euro 6,750,000), of which 60% was paid at closing and the remaining 40% was paid in April 2002.

    (4)
    On July 26, 2000 the Company acquired from ITI a 33% interest in Strateurop International B.V., which held a 33% interest in TVN, Poland's second largest private television station, in exchange for a consideration consisting of 666,666 of Common Shares valued at euro 34,735, the surrender to ITI of a USD 40,000 principal amount Note, valued at USD 37,500 (euro 39,936), which the Company acquired from CME, and USD 91,600 (euro 97,550) in cash. The Company also issued 100,000 common stock warrants for USD 60.00 per share to certain ITI executives. In December 2001 our interest in Strateurop International B.V. was transferred to Scandinavian Broadcasting Systems (SBS) Nederland B.V. in exchange for a note of USD 154,357,000.

      On December 2, 2003, the SBS Nederland B.V sold its 30.4% equity interest in TVN and TVN7 in Poland to International Trading and Investments Holdings S.A. ("ITI") for €131.6 million.

    (5)
    On November 5, 2001, the Company completed the acquisition of a 20% shareholding in ATV Privat-TV Services AG ("ATV"), an Austrian satellite-to-cable television station, for total consideration of ATS 47,190,000 (euro 3,429,430) of cash and 108,082 of Common Shares. On December 4, 2003, the Company sold its 20% interest in ATV for a cash consideration of €1 million, which was recorded as a gain on the sale.

13

    (6)
    The Company acquired a 12.5% shareholding in ZeniMax Media Inc. ("ZeniMax") in consideration of (i) the payment of USD 10,000,000 cash, which was paid in 2000 and (ii) the issuance of 181,818 SBS Common Shares, which occurred on May 25, 2001.

    (7)
    In December 1999 the Company made a USD 10,000,000 investment for 4,012 shares in Lions Gate Entertainment Corp. During 2003, the Company sold its shares in Lions Gate Entertainment Corp. for $9.0 million (€7.7 million). The Company also sold its 4.3% interest in BetandWin.com Interactive Entertainment AG for €1.7 million.

    (8)
    On September 8, 2003, the Company completed the acquisitions of Radio 1 Norge AS in Norway and Radio 2 A/S in Denmark from wholly owned subsidiaries of Clear Channel Communications, Inc. and from Norsk Aller AS. The total purchase price of these acquisitions was €17.5 million, payable in SBS Common Shares. At closing the Company issued a total of 856,494 Common Shares to the sellers, who have agreed not to sell such shares for a period of twelve months without our consent ("the lock-up period"). After the lock-up period the sellers have agreed to coordinate with the Company their sale of the number of shares required to settle the €17.5 million consideration plus interest accrued at a rate of 6% per annum. Any excess number of Common Shares will be returned to the Company. Should the proceeds from the sale of 856,494 Common Shares be insufficient to settle the consideration plus accrued interest, any shortfall becomes payable in cash. Alternatively, the Company can settle the entire obligation at any time in cash.

    The directors have reviewed the carrying value of the financial assets. Value adjustments have been recognized where the companies have negative capital and reserve positions at December 31 2003 and there is no evidence of positive earnings or recognition of implicit value in the foreseeable future. In the opinion of the directors, no further value adjustments are considered necessary.

    Certain shares and intercompany loans have been pledged as security for loan facilities, which have been contracted directly by subsidiaries of the Company.

NOTE 5 — CONVERTIBLE SUBORDINATED NOTES DUE 2004

    In November 1997, the Company sold an aggregate of $75,000,000 in principal amount of 7% Convertible Subordinated Notes due on December 1, 2004, (the "1997 Notes"), raising net proceeds to the Company of approximately $72,300,000 after the deduction of fees and expenses of the offering paid by the Company. Holders of the 1997 Notes were entitled to convert the 1997 Notes into Common Shares at a conversion price of $29.13 per Share. On November 18, 2003, the Company called for redemption all of its remaining 1997 Notes at 100% of the face value, which had an outstanding principal amount of $53.6 million. By the redemption date, December 19, 2003, holders of Notes with a total principal amount of $53.2 million had elected to convert their Notes into 1,827,047 SBS Common Shares at the conversion price of $29.13 per common share. The remaining outstanding principal amount, €0.4 million, was redeemed for cash.

14

NOTE 6 — 12% SENIOR NOTES DUE 2008

    On June 15, 2001, the Company issued €135,000,000 of 12% Senior Notes due June 15, 2008. Interest on the notes is payable semi-annually on June 15 and December 15 of each year, commencing on December 15, 2001. The notes will mature on June 15, 2008. On or after June 15, 2005 the notes are redeemable at the option of the Company at 106% of the principal amount in 2005, at 103% of the principal amount in 2006 and at par value in 2007 and thereafter. Before June 15, 2005, the Company may redeem all or part of the notes at the Make-Whole Price defined as the present value of the principal, premium and interest payments that would be payable if the note was redeemed on June 15, 2005, plus accrued and unpaid interest and additional interest, if any, to the redemption date. The Company may also redeem up to 35% of the notes on or prior to June 15, 2004 with the net proceeds of offerings of Common Shares at a redemption price set forth in the indenture. The notes are unsecured obligations, which rank pari passu in right of payment with all existing and future unsecured debt of the Company and will be senior to any debt that is expressly subordinated to the notes. The notes are effectively junior to any existing or future secured debt to the extent of the collateral securing such obligations and to all liabilities of the Company's subsidiaries. On the sale of assets under certain circumstances or in the event of specific changes of control, the Company must offer to repurchase the notes. The notes contain restrictive covenants that limit the Company's ability to make investments, pay dividends, and incur additional debt unless certain debt to EBITDA ratios are maintained. The Company was in compliance with these ratios as of December 31, 2003.

    In December 2003, the Company acquired and redeemed €300,000 of the notes and recorded a loss of €42,000 upon the extinguishment of the debt. The notes are listed on the Luxembourg Stock Exchange. At December 31, 2003, the fair market value of the notes was approximately €155,000,000.

NOTE 7 — DEFERRED INCOME

    Deferred income in 2002 comprises an unrealized currency exchange gain on our USD denominated Convertible Subordinated Notes.

15

NOTE 8 — CAPITAL AND RESERVES

    (a)
    Authorized and subscribed
	2003	2002

Authorized:
75,000,000 ordinary shares with a par value of 2.00	€150,000,000	€150,000,000

Subscribed:
31,016,834 (2002: 28,623,120) ordinary shares with a par value of euro 2.00	€63,746,656	€57,246,240

    (b)
    Movements
	Subscribed capital	Share premium	Reserve for own shares	Results brought-forward

At December 31, 2002	57,246,240	369,619,031	537,618	(82,172,249)
Shares issued for Convertible Notes	3,654,094	39,204,562	—	—
Exchange of Options	1,133,334	8,510,949	—	—
Shares issued for acquisition	1,712,988	15,787,012	—	—
Options acquired for shares			(21,016)
Shares issued as compensation			(212,868)
Loss on treasury shares			(276,316)
Profit for the financial year ended December 31, 2003	—	—	—	130,590,427

At December 31, 2003	€63,746,656	€433,121,554	€27,418	€48,418,178

    (A)
    During 2003 options to buy 566,667 Common Shares was exercised at exercise prices ranging from USD 13.00 to USD 26.19 per share.

    (B)
    On July 30, 2003, the Company exchanged 25,000 stock options for 1,238 Common Shares held as treasury shares.

    (C)
    During 2003, the Company granted 15,999 Common Shares held as treasury shares to certain employees as compensation.

    (D)
    On November 18, 2003, the Company called for redemption all of its remaining 1997 Notes at 100% of the face value, which had an outstanding principal amount of $53.6 million. By the redemption date, December 19, 2003, holders of Notes with a total principal amount of $53.2 million had elected to convert their Notes into 1,827,047 SBS Common Shares at the conversion price of $29.13 per common share.

    (E)
    On September 8, 2003, the Company completed the acquisitions of Radio 1 Norge AS in Norway and Radio 2 A/S in Denmark from wholly owned subsidiaries of Clear Channel Communications, Inc. and from Norsk Aller AS. The total purchase price of these acquisitions was €17.5 million, payable in SBS Common Shares. At closing the Company issued a total of 856,494 Common Shares to the sellers.

16

    (c)
    Outstanding options and warrants

    i.
    Options

    1992 and 1994 Share Incentive Plans

    The Company has adopted, and the shareholders have approved, a 1992 Share Incentive Plan, as amended and restated, and a 1994 Share Incentive Plan. The Share Incentive Plans are intended to strengthen the Company's ability to attract, motivate and retain key employees and, in particular, to provide the Company with the flexibility necessary to compete effectively in the employment marketplace for highly skilled personnel.

    Since December 8, 2002, options can no longer be issued under the 1992 Share Incentive Plan, although options granted pursuant to the 1992 Share Incentive Plan will remain outstanding. Under the 1994 Share Incentive Plan, the Company's Board of Directors, upon recommendation by the Compensation Committee, may grant options to acquire Common Shares to employees, directors or consultants. Subject to approval by the Board of Directors, the Compensation Committee may determine the number of Common Shares to be subject to an option grant, the exercise price of an option, and the term during which an option may be exercised. The Committee may from time to time authorize an adjustment in the exercise price of, the number of Common Shares subject to, the restrictions upon or term of, any option granted under the 1994 Share Incentive Plan.

    The Company has reserved an aggregate of 7,800,000 Common Shares for issuance upon the exercise of options granted or to be granted under the 1992 and 1994 Share Incentive Plans. As of April 30, 2004, options to purchase 7,799,968 Common Shares had been granted under the 1992 and 1994 Share Incentive Plans.

    As of April 30, 2004, options to purchase an aggregate of 6,702,802 Common Shares were outstanding under the 1992 and 1994 Share Incentive Plans. Of this aggregate amount, options to purchase 5,983,425 Common Shares were either fully vested or vest within 60 days of April 30, 2004. The options have exercise prices of between $13.00 and $60.00 per Common Share, with expiration dates ranging from August 2004 to August 2013. As of April 30, 2004, all of our executive officers and directors as a group (14 persons) held options to purchase an aggregate of 4,108,392 Common Shares.

    2004 Share Incentive Plan

    The Company has adopted and the shareholders approved in December 2003, a new 2004 Share Incentive Plan to replace the 1994 Share Incentive Plan, which expires on October 17, 2004, although options granted pursuant to the 1994 Plan Share Incentive Plan will remain outstanding. The 2004 Share Incentive Plan (herein after the "Plan") established by the Company permits the grant of stock options, stock appreciation rights (SARS), restricted stock and restricted stock units. The Plan will remain effective until all shares subject to it shall have been acquired in accordance with the Plan's provisions. The purpose of the Plan is to promote the long-term interests of the Company and its shareholders by strengthening the ability to attract, recruit and retain key employees of the Company.

17

    The Company has reserved an aggregate of 2,500,000 Common Shares for future issuance under the Plan. As of April 30, 2004, the total number of share incentives granted was 1,494,400. Of this aggregate amount, 800,000 share incentives were issued to executive officers and directors, including 60,000 Common Shares of restricted stock. Share Incentive Awards that terminate without issue of shares shall be available again for grant under the Plan.

    Long-Term Employee's Stock Ownership Plan

    In addition to the Share Incentive Plans outlined above, the Company established a Long-Term Employees' Stock Ownership Plan (the "1995 Stock Plan") in 1995. A total of 60,000 Common Shares have been reserved under the 1995 Stock Plan for awards to employees. As of April 30, 2004, 48,000 Common Shares had been awarded under the 1995 Stock Plan, 44,667 of which had vested and shares have been issued. Of the 48,000 Common Shares referred to in the preceding sentence, 3,333 Common Shares were forfeited and, as a result, 15,333 Common Shares are available for future issuance under the 1995 Stock Plan.

    (d)
    Other

    During 1998 the Company acquired 47,500 and during 2001 the Company acquired 29,000 of its own shares, some of which have been used for bonus awards to senior management and for awards under the Long-Term Employees' Stock Ownership Plan. At December 31, 2003 the Company held 991 own shares with a carrying value of euro 28. In compliance with article 49-5 of Luxembourg company law of August 10, 1995, as amended, a non-distributable reserve for the equivalent amount exists.

NOTE 9 — LEGAL RESERVE

    Luxembourg companies are required to appropriate to legal reserve a minimum of 5% of the annual net income, after deducting any losses brought forward, until this reserve equals 10% of the nominal value of the issued share capital. This reserve may not be distributed in the form of cash dividends, or otherwise, during the life of the Company. The appropriation to legal reserve is effected after approval at the general meeting of shareholders. At the general meeting of shareholders to be held in December 2004, the Directors of the Company will propose to appropriate euro 6,374,666 to legal reserve.

NOTE 10 — INTEREST RECEIVABLE AND SIMILAR INCOME

	2003	2002

Interest and commission receivable from affiliated undertakings	19,478,570	19,123,195
Realized gain on foreign exchange	26,170,010	—
Other	778,645	5,340,495

	€46,427,225	€24,463,690

18

NOTE 11 — INTEREST PAYABLE AND SIMILAR CHARGES

	2003	2002

Interest expense on convertible subordinated debentures and notes	22,222,266	21,853,469
Loss on foreign exchange
—realized	4,123,499	1,926,195
—unrealized	38,932,050	22,761,190
Other	1,466,053	1,416,653

	€66,743,868	€47,957,507

NOTE 12 — EXTRAORDINARY INCOME AND CHARGES

    During November, 2002, the Company bought and redeemed $5,000,000 nominal value of Convertible Subordinated Notes due 2004, and recorded an extraordinary gain of euro 1,334,986.

    During 2003 the Company made an extraordinary loss of euro 98,000 in redeeming the 7% Convertible Subordinated Notes due 2004. The Company also recorded an extraordinary loss on the extinguishment of nominal value euro 300,000 of 12% High Yield euro 135,000,000 Senior Notes due 2008.

    On 21 August 2003 the Company sold Kanal 5 AB and Kanal 5 Limited to Kanal 5 Holding AB and recorded an extraordinary gain of euro 171,539,405.

NOTE 13 — INCOME TAXES

    The Company is subject to profit and wealth taxes in Luxembourg and Switzerland. The Company has tax losses to carry forwards in Luxembourg.

NOTE 14 — COMMITMENTS

    The Company has issued a Letters of Support to a number of its directly and indirectly held subsidiaries.

    The Company has provided a guarantee for obligations in connection with foreign exchange contracts to maximum DKK 7,000,000.

    In December 1996, the Company entered into a satellite carriage agreement with Telenor (a Norwegian satellite operator) for the transmission of Kanal 5, TVNorge and Kanal Danmark via satellite-to-cable and direct-to-home broadcasting. The initial term of the agreement is five years, beginning April 1, 1997. The agreement renews automatically for an additional five-year term unless either party gives prior notice of termination. The Company has minimum annual payments under this agreement of approximately 2003: euro 2,885,000, 2004: euro 2,885,000, 2005: euro 2,885,000, 2006: euro 2,885,000 and 2007: euro 2,885,000.

19

NOTE 15 — SUBSEQUENT EVENTS

    During May and June 2004, the Company acquired and extinguished €14.5 million of its 12% Senior Notes due 2008. The Company recorded a loss of €2.5 million on this extinguishment of debt. In July and August 2004, the Company acquired and extinguished an additional €11.2 million of its Senior Notes at a loss of €1.5 million.

    On July 8, 2004, Broadcast Norge AS, a 100% owned subsidiary, acquired the remaining 49.3% minority interest in TV Norge AS for cash consideration of NOK 260 million (€30.8 million) from TV2 AS, increasing its ownership stake in TV Norge AS to 100%.

    On September 8, 2004 we repurchased for €18.6 million in cash, all of the 856,494 SBS common shares used in September 2003 to acquire Radio 1 Norge AS in Norway and Radio 2 AS in Denmark from wholly owned subsidiaries of Clear Channel Communications, Inc. and Norsk Aller AS. The common shares which have a nominal value of €1,721,988 represents 2.7% of the subscribed capital of the Company. As a result of the cash payment, SBS will repurchase the common shares that were delivered to the sellers in September 2003 that they were otherwise entitled to sell.

20

SBS Broadcasting S.A.
Société Anonyme

CONSOLIDATED ACCOUNTS
December 31, 2003

and

REPORT OF THE INDEPENDENT AUDITOR

SBS BROADCASTING S.A.
CONSOLIDATED ACCOUNTS

CONTENTS

Report of the independent auditor	1
Consolidated balance sheet	2 - 3
Consolidated profit and loss account	4
Notes on the consolidated accounts	5 - 24

Ernst & Young Société Anonyme	Téléphone: 42 124-1 Fax: 42 124-421
Réviseurs d'entreprises Experts-Comptables	R.C. Luxembourg B 47 771 TVA LU 16063074
Siège social: 7, Parc d'Activité Syrdall L-5365 Munsbach	www.ey.com
Adresse postale: B.P. 780 L-2017 Luxembourg

REPORT OF THE INDEPENDENT AUDITOR

To the Shareholders of
SBS Broadcasting S.A.
Société Anonyme
Luxembourg

Following our appointment by the General Meeting of the shareholders dated December 5, 2003 we have audited the accompanying consolidated accounts of SBS Broadcasting S.A. for the year ended December 31, 2003, and have read the related management report. These consolidated accounts and the management report are the responsibility of the Board of Directors. Our responsibility is to express an opinion on these consolidated accounts based on our audit and to check the consistency of the consolidated management report with them.

We conducted our audit in accordance with International Standards on Auditing. Those Standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated accounts are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated accounts. An audit also includes assessing the accounting principles used and significant estimates made by management and the Board of Directors, as well as evaluating the overall consolidated accounts presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the accompanying consolidated accounts give, in conformity with the Luxembourg legal and regulatory requirements, a true and fair view of the consolidated financial position of SBS Broadcasting S.A. as at December 31, 2003 and of the consolidated results of its operations for the year then ended.

The consolidated management report is consistent with the consolidated accounts.

                        ERNST & YOUNG
                        Société Anonyme
                        Réviseur d'entreprises

                        Jean-Marie GISCHER

Luxembourg, October 18, 2004

SBS Broadcasting S.A.
Société Anonyme
 CONSOLIDATED BALANCE SHEET

December 31, 2003
(expressed in thousands of euro)

	2003	2002

Fixed assets
Intangible assets (Note 2)
Trademarks	31,204	—
Customer relationships	25,345	—
Broadcasting licences	13,647	3,239
Other intangible assets	3,321	2,842

	73,517	6,081
Tangible assets (Note 3)
Land and buildings	9,783	11,598
Technical and other equipment	25,798	26,008

	35,581	37,606
Financial assets (Note 4)
Participating interests	3,791	11,474
Other investments	1,200	2,101
Own shares	28	537

	5,019	14,112

	46,599	57,799

Current assets
Debtors (amounts falling due within a year)
Trade debtors	95,533	82,291
Other debtors	19,375	21,511
Program rights (of which euro 272,795 (2002:
euro 241,975) is due after one year)	426,125	414,209

	541,033	518,011
Investments
Other investments	528	10,408
Cash at bank and in hand	247,689	68,614

	789,250	597,033
Prepayments	4,447	6,395

	793,697	603,428

The accompanying notes are an integral part of the annual accounts

	2003	2002
Creditors: amounts due and payable within one year
Amounts owed to credit institutions (Note 5)	3,328	6,599
Trade creditors	34,537	32,903
Other creditors	85,802	53,936
Income taxes payable	4,378	629
Notes payable	—	1,355
Program rights	162,284	190,618

	290,329	286,040
Net current assets	498,921	310,993

Total assets less current liabilities	617,485	375,187

Creditors: amounts falling due after more than one year
Amounts owed to credit institutions (Note 5)	8,909	22,232
Other creditors	11,593	10,801
Deferred tax	7,683	—
Program rights	187,243	141,214
Convertible subordinated notes (Note 6)	—	66,749
12% senior notes (Note 7)	134,700	135,000

	350,128	375,996
Deferred income (Note 8)	41,862	28,630
Minority interest	26,085	23,115

	199,410	(52,554)

Capital and reserves (Note 9)
Subscribed capital	63,747	57,246
Share premium	433,122	369,619
Reserves—Reserve for own shares	28	537
Foreign currency translation adjustment	(18,882)	(14,134)
Results brought forward	(296,756)	(469,686)
Profit for the financial year	18,151	3,864

	199,410	(52,554)

The accompanying notes are an integral part of the annual accounts

SBS Broadcasting S.A.
Société Anonyme
 CONSOLIDATED PROFIT AND LOSS ACCOUNT
for the year ended December 31, 2003
(expressed in thousands of euro)

	2003	2002

Net turnover	581,691	510,854
Operating expenses
Station operating expenses	(387,864)	(361,157)
Selling, general and administrative expenses	(105,355)	(94,115)
Corporate expenses	(15,605)	(15,246)
Depreciation	(24,880)	(22,912)

	(533,704)	(493,430)

Operating profit	47,987	17,424
Financial charges
Interest income	14,185	2,147
Interest and similar charges	(14,509)	(17,555)
Share issue costs	(1,241)	(59)
Other expenses	(2,605)	(2,601)

	43,817	(644)
Value adjustment in respect of
participating interests	(112)	(361)
Unrealized loss on short term investments	—	(3,412)
Profit/(loss) on disposal of participating interests	(10,428)	13,673
Share in the ordinary results of companies accounted for
by the equity method (Note 4)	4,460	(92)

	37,737	9,164
Tax	(12,750)	(666)

Profit for the financial year	24,987	8,498
Gain attributable to minority interests	(6,836)	(4,634)

Profit for the financial year attributable to the group	18,151	3,864

The accompanying notes are an integral part of the annual accounts

SBS Broadcasting S.A.
Société Anonyme
 NOTES ON THE CONSOLIDATED ACCOUNTS

December 31, 2003
(all amounts in thousands of euro)

NOTE 1 — ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization

SBS Broadcasting S.A. (the "Company" or "SBS") was formed in Luxembourg in 1989 and commenced operations in 1990. The Company was organized to acquire and operate commercial television stations in Scandinavia and other areas in Europe, and has expanded its operations to include commercial radio stations and complementary print media. The consolidated financial statements include the accounts of the Company and its subsidiaries in which it has management control in Sweden, Denmark, Norway, Finland, Flemish Belgium, the Netherlands, Hungary, Greece the United Kingdom and Luxembourg. All intercompany transactions and balances have been eliminated.
Basis of preparation
The consolidated accounts are prepared under the historical cost convention.

The consolidated accounts are prepared in accordance with accounting principles and regulations generally accepted in the Grand Duchy of Luxembourg. The consolidated accounts are expressed in euro, which is considered to be the functional currency of the Company.
Risks and Uncertainties

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the consolidated accounts and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

The Company provides advertising airtime to national, regional and local advertisers within the geographic areas in which the Company operates. Credit is extended based on an evaluation of the customer's financial conditions, and generally advance payment is not required. Anticipated credit losses are provided for in the consolidated financial statements and consistently have been within management's expectations.

The Company's broadcasting operations primarily generate revenues in Norwegian kroner, Swedish kronor, Danish kroner, Hungarian forints and euro and incur substantial operating expenses in these and other foreign currencies. The Company also incurs substantial operating expenses for programming in USD and other foreign currencies. Fluctuations in the value of foreign currencies may cause euro translated amounts to change in comparison with previous periods.
Buildings, equipment and improvements

Buildings, equipment and improvements are carried at cost. Buildings are depreciated on a straight-line basis over a period of up to 50 years. Equipment is depreciated on a straight-line basis over the expected useful lives at rates varying between 20% and 33% per annum. Leasehold improvements are amortized over the shorter of their expected lives or the non-cancellable term of the lease.

Program rights

Program rights and the related liabilities are recorded at their gross value when the program contract is signed. These rights are either expensed when the program is aired or amortized on an accelerated basis when the Company is entitled to more than one airing. Program rights are evaluated to determine if revenues are sufficient to cover the amortization expense of the program. To the extent that revenues are insufficient, the program rights are written down to their recoverable value. Program rights are classified as current or non-current based on anticipated usage in the following year. The program rights liability is classified as current or non-current based on the payment terms of the related license agreements.
Revenue recognition

The Company recognizes revenue for advertising time sold in the period in which the advertisement airs and for the sale of air-time (use of transmission capability) in the period in which it is provided. Revenues from the sale of magazine subscriptions are recognized over the terms of the subscription period. Revenues from retail sales of the magazines, less estimated returns, and revenues from the sale of magazine advertisements are recorded when each issue goes on sale. Revenues are recognized net of any rebates, discounts, or commissions provided to advertisers or advertising agents. Revenues, in particular barter revenues, for which the Company receives the asset or the service before providing the air-time, are accounted for as deferred revenue and recognized when the related advertising is broadcast.
Barter transactions

Barter transactions represent the exchange of commercial air-time for programming, merchandise, services or equity investments. The transactions are recorded at the fair market value of the asset received or service rendered. Barter revenues are recognized when the related advertising is broadcast and expenses are recognized when the assets or services are consumed or utilized.
Warrants

Proceeds received from the issue of warrants for shares in the Company and rights for shares in affiliates are accounted for as deferred income. If the warrants for shares in the Company are exercised the proceeds will be accounted for as proceeds of the share issue and credited to the Share Premium account on the date of the share issue. If the warrants or rights for shares in affiliates are exercised the proceeds will be accounted for as gain or loss on the sale. If the warrant or right expires the proceeds will be credited to the Profit and Loss account in the financial year in which the expiry date falls.

Basis of consolidation
The consolidated accounts include the accounts of SBS Broadcastings S.A. and all its subsidiary undertakings drawn up to December 31.

Goodwill represents the excess of the fair value of the consideration given over the fair value of the separable net assets acquired, and is written off directly to reserves. Where the fair value of the separable net assets acquired exceeds the fair value of the consideration given a capital reserve is created.

Undertakings, other than subsidiary undertakings, in which the Group has an investment representing not less than 20% of the voting rights and over which it exerts significant influence are treated as participating interests and are accounted for by the equity method. Accordingly, the Group accounts include the appropriate share of these undertakings' results and reserves based on audited accounts to December 31, 2003.
Foreign currencies
Group

The accounts of subsidiary undertakings are translated into euro at the rate of exchange ruling at the balance sheet date. The exchange difference on the retranslation of opening net assets is taken directly to reserves.

Company

Transactions in foreign currencies are translated at the rates of exchange ruling at the dates of the transactions. Foreign currency current assets and liabilities in the balance sheet are translated at the rates of exchange ruling at the balance sheet date. Resulting exchange gains and losses are taken to the profit and loss account. Unrealized gains and losses on forward exchange contracts used to hedge are accounted for in connection with the amount hedged.

NOTE 2 — INTANGIBLE ASSETS

	Trademarks	Customer relationship	Broadcasting licences	Other	Total
Cost:
At January 1, 2003	—	—	9,817	7,738	17,555
Exchange difference	—	—	—	—	—
Additions	31,204	26,212	16,467	1,582	75,465
Disposals	—	—	(9,338)	—	(9,338)

At December 31, 2003	31,204	26,212	16,946	9,320	83,682
Depreciation:
At January 1, 2003	—	—	6,578	4.896	11,474
Exchange difference	—	—	83	—	83
Provided during the year	—	867	5,976	1,103	7,946
Disposals	—	—	(9,338)	—	(9,338)

At December 31, 2003	—	867	3,299	5,999	10,165
Net book value:
At December 31, 2003	31,204	25,345	13,647	3,321	73,517

At December 31, 2002	—	—	3,239	2,842	6,081

NOTE 3 — TANGIBLE ASSETS

	Land and buildings	Technical and other equipment	Total
Cost:
At January 1, 2003	15,863	87,388	103,251
Exchange difference	(917)	(2,075)	(2,992)
Additions	548	16,970	17,518
Disposals	(750)	(7,348)	(8,098)

At December 31, 2003	14,744	94,935	109,679
Depreciation:
At January 1, 2003	4,265	61,380	65,645
Exchange difference	(20)	(1,516)	(1,536)
Provided during the year	1,182	14,749	15,931
Disposals	(466)	(5,476)	(5,942)

At December 31, 2003	4,961	69,137	74,098
Net book value:
At December 31, 2003	9,783	25,798	35,581

At December 31, 2002	11,598	26,008	37,606

      Included in technical and other equipment is euro 4,687 (2002: euro 4,687) of assets held under various capital leases. Accumulated depreciation of these assets amounted to euro 4,687 (2002: euro 4,576).

NOTE 4 — FINANCIAL ASSETS

	Participating interests	Other investments	Own Shares	Total

At January 1, 2003	11,474	2,101	537	14,112
Exchange difference	(6)	(14)	—	(20)
Additions	1,120	230	—	1,350
Disposals	(13,257)	(1,117)	(509)	(14,883)
Share of profits of participating interests	4,460	—	—	4,460

At December 31, 2003	€3,791	€1,200	€28	€5,019

      Details of the investments held by the Group on December 31, 2003 are as follows:

	Proportion of capital held
	Country of incorporation	by SBS	in total	Accounting method

Broadcast Norge AS	Norway	100%	100%	Consolidated
TV Norge AS	Norway		50.67%	Consolidated
TV Pluss AS	Norway		37.7%	Equity method
Radio 1 Norge AS	Norway	100%	100%	Consolidated
Radio 1 AS	Norway		100%	Consolidated
Radio Netverk AS	Norway		100%	Consolidated
Ungdomsradioen The Voice AS	Norway		100%	Consolidated
Radio 7 AS	Norway		100%	Consolidated
Radio 1 Din Hitstation AS	Norway		100%	Consolidated
Cutting Edge Production AS	Norway		100%	Consolidated
Broadcast Text AS	Norway		100%	Consolidated
Norsk Text AS	Norway		100%	Consolidated
TV Tekst AS	Norway		100%	Consolidated
Telitas AS	Norway	9%	9%	Cost method
Kanal 5 Holding AB	Sweden	100%	100%	Consolidated
Kanal 5 AB	Sweden		100%	Consolidated
Big Brother Kommanditbolag	Sweden		50%	Equity method
Big Brother AB	Sweden		50%	Equity method
SBS Radio Sweden Holding AB	Sweden	100%	100%	Consolidated
SBS Radio AB	Sweden		51%	Consolidated
Mix Megapol.se AB	Sweden		51%	Consolidated
Euradio AB	Sweden		51%	Consolidated
RIS AB	Sweden		51%	Consolidated
Radiohästen AB	Sweden		51%	Consolidated
Radio Östersjön AB	Sweden		51%	Consolidated
Radio City AB	Sweden		50%	Equity method
Rockklasiker Sverige AB	Sweden		50%	Equity method
e-FM Sverige AB	Sweden		50%	Equity method
Vinyl AB	Sweden		50%	Equity method
SBS Radio Sweden AB	Sweden		100%	Consolidated
Radio City 107 HB	Sweden		100%	Consolidated
Radio City Göteborg AB	Sweden		100%	Consolidated
Radio City Malmö AB	Sweden		100%	Consolidated
Radio City Stockholm AB	Sweden		100%	Consolidated
106,7 Rockklassiker AB	Sweden		100%	Consolidated
Radio Göteborg 107,3	Sweden		100%	Consolidated
Radio Syd AB	Sweden		100%	Consolidated
106,7 Rockklassiker Stockholm AB	Sweden		50%	Equity method
Easy 107.5 Stockholm AB	Sweden		50%	Equity method
SBS Interactive AB	Sweden	100%	100%	Consolidated
Kanal 5 Nya Media AB	Sweden		100%	Consolidated
Broadcast Text International AB	Sweden	100%	100%	Consolidated
Broadcast Text Svenska AB	Sweden		91%	Consolidated
Lovesearch DB AB	Sweden	22.5%	22.5%	Cost method
SBS Broadcast Danmark A/S	Denmark	100%	100%	Consolidated
TvDanmark A/S	Denmark		100%	Consolidated
Kanal 2 Prime Time A/S(1)	Denmark	1.2%	98%	Consolidated

Broadcast Text Danmark A/S	Denmark		100%	Consolidated
SBS Radio A/S	Denmark		100%	Consolidated
Radio 2 A/S	Denmark		100%	Consolidated
Radio Fredericia ApS	Denmark		100%	Consolidated
Nyhedsradioen 24-7 A/S	Denmark		100%	Consolidated
Radio 2 Distribution A/S	Denmark		100%	Consolidated
Lugna Melodier A/S	Denmark		100%	Consolidated
SBS Records ApS	Denmark		100%	Consolidated
Radioreklame A/S	Denmark		95%	Consolidated
Kommunikationsanpartsselskabet af 2/4 1990	Denmark		95%	Consolidated
Radio Silkeborg af 1997 A/S	Denmark		32%	Equity method
Det Danske Fjernsynsselskab A/S	Denmark		33.3%	Equity method
Kanal 60 A/S	Denmark		36.3%	Equity method
Pro Radio Oy	Finland	100%	100%	Consolidated
Radio 957 Tampere Aäni Oy	Finland		100%	Consolidated
Radio City Suomen Kauponki Radio Oy	Finland		96.9%	Consolidated
KISS FM Helsingin Radioinvestintä Oy	Finland		100%	Consolidated
Dikigoros Oy	Finland		100%	Consolidated
Helsingin Paikallinen Radio Oy	Finland		94%	Consolidated
Pro 957 Oy	Finland		100%	Consolidated
Miracle Sound Tampere Oy	Finland		74.5%	Consolidated
Miracle Sound Oulu Oy	Finland		47.9%	Equity method
Miracle Sound Oy	Finland		47.9%	Equity method
Oulun Horisontti Oy (Radio Mega)	Finland		100%	Consolidated
SBS Finland Oy	Finland		100%	Consolidated
SBS New Media Finland Oy	Finland		100%	Consolidated
Pirkanmaan Viestintäpalvelu Oy (Radio Pop)	Finland		60%	Consolidated
Mediaväylä Oy	Finland		100%	Consolidated
Radio Kantri Oy	Finland		100%	Consolidated
Turun Ensitorppa OY	Finland		41%	Equity method
Kymenlaarson Sähköiset Viestimet Oy	Finland		28%	Equity method
Mediapalvelut Oy Tampere	Finland		28%	Equity method
Tampereen Seudun Paikallisradio Oy	Finland		28%	Equity method
Broadcast Text Helsinki OY	Finland		100%	Consolidated
EBS International N.V.	Belgium	100%	100%	Consolidated
VT 4 Marketing & Sales N.V.	Belgium		100%	Consolidated
SBS Belgium N.V.	Belgium		100%	Consolidated
VT4 Network N.V.	Belgium		100%	Consolidated
Broadcast Text N.V.	Belgium		100%	Consolidated
SBS Nederland B.V.	Netherlands	100%	100%	Consolidated
SBS Services B.V.	Netherlands		100%	Consolidated
Carthage I B.V.	Netherlands		100%	Consolidated
Carthage II B.V.	Netherlands		100%	Consolidated
Brainstation B.V.	Netherlands		100%	Consolidated
SBS Broadcasting B.V.	Netherlands		63%	Consolidated

Veronica Broadcasting B.V	Netherlands		63%	Consolidated
SBS Production B.V.	Netherlands		63%	Consolidated
Veronica Uitgeverij B.V	Netherlands		63%	Consolidated
Veronica Litho B.V	Netherlands		63%	Consolidated
Veronica Digitaal B.V	Netherlands		63%	Consolidated
SBS Radio B.V.	Netherlands		63%	Consolidated
SBS Participations B.V.	Netherlands		63%	Consolidated
At FUN B.V.	Netherlands		63%	Consolidated
NET5/SBS6 Publishing B.V.	Netherlands		31%	Equity method
TV 10 B.V.	Netherlands		31%	Equity method
Broadcast Text B.V.	Netherlands		100%	Consolidated
MTM-SBS Televizio Rt.(2)	Hungary	49%	49%	Consolidated
SBS Magyarorszagi Befektetesi Kft.	Hungary	98%	98%	Consolidated
Budapesti Kommunikacios Rt.	Hungary		97%	Consolidated
MTM Produkcio Kft.	Hungary	100%	100%	Consolidated
INTERAKTIV Televizios Kft.	Hungary	80%	80%	Consolidated
Tele-For Kft.	Hungary		80%	Consolidated
Kanal 5 Limited	UK		100%	Consolidated
VT4 Limited	UK	100%	100%	Consolidated
SBS Services (UK) Limited	UK	100%	100%	Consolidated
TvDanmark 1 Limited	UK	100%	100%	Consolidated
Romanian Broadcasting Corporation Limited	UK	46.5%	46.5%	Equity method
Scandinavian Broadcasting System (Jersey) Limited	Jersey	100%	100%	Consolidated
Lampsi Radio Company S.A.	Greece	70%	70%	Consolidated
Hellasi Radio Services Ltd.	Greece		50%	Equity method
European Broadcasting System S.A.	Luxembourg		46.5%	Equity method
Ameron Television S.r.l.	Romania		37%	Equity method
SBS Services (US) Inc	USA	100%	100%	Consolidated
TV10 Holdings LLC	USA		31%	Equity method
Ameron Television LLtd.	USA		37%	Equity method
ZeniMax Media Inc.	USA	12.5%	12.5%	Cost method
(1)	Pursuant to a shareholders' agreement the Group is entitled to 100% of earnings.
(2)	As of December 31, 2003, the Company had a 61.5% economic interest in the station, and options to increase its economic interest to 100%.

Acquisitions and Dispositions
The Netherlands

On October 22, 2002, we sold our interest in Publimusic to Talpa Management B.V. ("Talpa") as part of a transaction involving the sale of 100% of Publimusic to Talpa. The cash consideration received was €10,210, of which the Company's share was approximately €7,100. As part of the transaction, Publimusic received €1,815 at fair value in advertising time on SBS6, NET5 and Veronica. In addition, the purchaser may be able to recover up to approximately 31% of the cash consideration in the transaction from the sellers under certain circumstances related to the granting of radio broadcasting licenses in The Netherlands. The Company has recorded a deferred gain of €2,939 that will be recognized as the contingency lapses between 2004 and 2010.

On April 12, 2001, the Company's Dutch operations acquired in consideration of 866,013 Common Shares, valued at €27,527, a 50% interest in TV 10 B.V. in The Netherlands from News Corp. Fox Kids Europe Channels B.V. ("Fox Kids") owns the other 50%. Under the license held by TV 10 B.V., the Company operates V8 (currently known as Veronica), a 63% owned national satellite-to-cable television station. At the time of the acquisition, and for most of 2001, the Company was pursuing a sale of a majority interest in Veronica and accordingly control over the station was considered to be temporary. The Company therefore applied the equity method of accounting to this investment. During the fourth quarter of 2001, the Company determined that a sale of an interest in V8 was not economically feasible, and accordingly the result of operations of V8 has been included on a consolidated basis from October 1, 2001. In connection with this transaction the Company's Dutch operations received from De Telegraaf a loan of $4,350 (€4,915), which was repaid in full during 2002.

On September 1, 2003, the Company completed the acquisitions of certain media assets from Veronica Holding B.V. in The Netherlands. Under the transaction, our Dutch subsidiary SBS Broadcasting B.V. has obtained the exclusive right to use the "Veronica" brand for television, print and related uses and has rebranded and relaunched its television channel V8 as Veronica. In addition, SBS Broadcasting B.V. acquired Veronica Uitgeverij B.V., the company that publishes the weekly television and radio guide, Veronica Magazine. Veronica Magazine is the largest weekly publication in The Netherlands, with a circulation of approximately 1.1 million. This transaction forms a powerful commercial media platform with numerous cross promotion opportunities, which we believe will increase our viewing and advertising shares.

As a result of this transaction, Veronica Holding B.V. was issued a 10% equity interest, subject to change based on settlement of a final purchase price adjustment related to working capital, and an option to buy an additional 2% equity interest in SBS Broadcasting B.V. The purchase price was allocated to specific assets and liabilities based, in part, upon independent appraisals of the fair value of the assets acquired. The amount of acquired goodwill and other intangible assets are not deductible for tax purposes. Factors that contributed to a purchase price that results in goodwill include, but are not limited to, expected synergies to be gained from cross promotion between the print and the TV media and the expected increase in our viewing and advertising shares.

Hungary

On May 14, 2002 the Company acquired 100% of MTM Produkcio Kft. ("MTM Productions"), a Hungarian television production company that produces programming for TV2. As part of this transaction, the Company acquired, for $225 (€241), Concorde Media Beteiligungs GmbH's ownership interest in MTM Productions. In addition, the Company acquired Ferenc Tolvaly and Robert Prokopp's ownership interest in MTM Productions for an aggregate purchase price of $2,841 (€2,893). As part of the acquisition the Company acquired assets of HUF 1.4 billion (€5,550) and assumed liabilities of HUF 1.6 billion (€6,511).

At the same time, on May 14, 2002, as part of an overall re-organization of TV2, the Company entered into an agreement with Albene Befektetesi Kft. to be renamed MTM-TV2 Kft. ("Albene"), MTM, and local management. Albene is a subsidiary of MTM, which in turn is a company controlled by local management. Pursuant to this agreement, the Company made an initial payment of $3,300 (€3,534) to Albene, with the ability to make a further payment of $5,000 (€5,518), towards the purchase of Albene's 16% interest in TV2. The Company's present intention is to assign this agreement, in whole or in part, to a Hungarian partner, as the Hungarian Media laws prohibit us from holding more than 49% of the voting rights in TV2 and require that a Hungarian person or legal entity owns at least 26% of the voting rights in a Hungarian company.

Completion of the purchase of the TV2 Shares will occur only upon the first to occur of the following events: the fifth anniversary of the date of the agreement; receipt of a notice from a Purchaser indicating that it wishes to complete the purchase of the TV2 Shares; TV2's receipt of the official notice of renewal of the terrestrial broadcast license on frequencies currently utilized by TV2 for a term of not less than five years and thirty days following the receipt by a Purchaser of a written notice from MTM-TV2 demanding payment of $5.0 million, provided that such notice is received within sixty days of the date of the license renewal.
Greece

Effective March 1, 2000, the Company acquired a 70% interest in a company that owns and operates Lampsi FM, a radio station located in Athens, Greece. The purchase price was 2.3 billion Greek Drachmas (€6,750), of which 60% was paid at closing and the remaining 40%, which was payable only if Lampsi FM was granted a broadcasting license. On March 27, 2001, the Greek Ministry ordered Lampsi FM, to suspend their operations, on the grounds that their continued operations would interfere with the communications of the Greek civil aviation authority. In March 2002, Lampsi FM was granted a broadcasting license, and accordingly the Company paid the remaining 40% of the purchase price of €2,972.
Romania

On March 9, 2000, the Company exercised its option to acquire, for a nominal amount, 86% of the shares of Amerom Television Ltd ("Amerom"), which owns 100% of Amerom Television S.r.l., the owner and operator of prima TV in Romania. The Company acquired its option in conjunction with a 1998 loan agreement and capital commitment arrangement for prima TV. The Company also agreed to acquire $29,700 principal amount of outstanding Ameron promissory notes from the Romanian Asset Resolution Agency for cash payments of approximately $6,900 (€7,187). On July 18, 2001, the Company completed the issuance, for $6,000 (€6,952), of new shares representing 53.5% of Romanian Broadcasting Corporation Limited ("RBC"), a newly formed SBS subsidiary that holds an 86% interest in Amerom, to Romanian Investment and Development S.r.l. ("RID"), a company controlled by the General Manager of prima TV. The Company recorded a loss of €1,043 on the transaction. The Company continues to own 46.5% of RBC and accounts for the investment under the equity method of accounting. Substantially all of the $6,000 investment in RBC has been used to fund the operating requirements of prima TV for 2001 and 2002. For three calendar years after the third anniversary of closing the transaction, the Company has a call option to increase its RBC ownership to 75% and RID has a put option to cause the Company to increase its RBC ownership up to 75%. The call and put options are exercisable at a price equal to a multiple of eight times the average annual EBITDA of RBC during the two-year period beginning January 1 of the year prior to the year in which the option is exercised.

Austria

On November 5, 2001, the Company completed the acquisition of a 20% shareholding in ATV Privat-TV Services AG ("ATV"), an Austrian satellite-to-cable television station, for total consideration of ATS 47,190 (€3,429) of cash and 108,082 of Common Shares valued at €1,905. The consideration included the Company's share of ATV's funding requirements for 2001. The Company accounts for this investment under the equity method of accounting. The Company's share of the ATV losses were €682 and €2,972 for the years ended December 31, 2001 and 2002, respectively. As ATV continued to make operating losses, the Company determined that the investment was impaired, and recorded an impairment loss of €2,122 in 2002 to write-off the remaining carrying amount of our investment. On December 4, 2003, the Company sold its 20% interest in ATV for a cash consideration of €1 million, which was recorded as a gain on the sale.
Poland

On December 23, 2002 the Company sold a 2.6% equity interest in TVN to ITI for $11,000 (€10,489). In connection with the sale, the Company granted ITI an option to purchase all of its remaining 30.4% equity interest in TVN for the greater of our pro rata share of (i) twelve times TVN's average EBITDA for 2002 and 2003 less TVN's net debt, or (ii) twelve times TVN's 2003 EBITDA less net debt, with a minimum cash consideration of $130,000.
On December 2, 2003, the Company sold its 30.4% equity interest in TVN and TVN7 in Poland to International Trading and Investments Holdings S.A. ("ITI") for €131.6 million.
Norway and Denmark

On September 8, 2003, the Company completed the acquisitions of Radio 1 Norge AS in Norway and Radio 2 A/S in Denmark from wholly owned subsidiaries of Clear Channel Communications, Inc. and from Norsk Aller AS. The total purchase price of these acquisitions was €17.5 million, payable in SBS Common Shares. At closing the Company issued a total of 856,494 Common Shares to the sellers, who have agreed not to sell such shares for a period of twelve months without our consent ("the lock-up period"). After the lock-up period the sellers have agreed to coordinate with the Company their sale of the number of shares required to settle the €17.5 million consideration plus interest accrued at a rate of 6% per annum. Any excess number of Common Shares will be returned to the Company. Should the proceeds from the sale of 856,494 Common Shares be insufficient to settle the consideration plus accrued interest, any shortfall becomes payable in cash. Alternatively, the Company can settle the entire obligation at any time in cash.

With the acquisition of Radio 1 Norge AS in Norway the Company has radio operations in all Scandinavian territories, which enable the Company to offer pan-Scandinavian advertising on radio as well as TV. The purpose of the acquisition of Radio 2 A/S in Denmark was primarily aimed at strengthening our market position ahead of the auction for a national broadcasting license and a Copenhagen broadcasting license in November 2003. These transactions also strengthen our Scandinavian commercial media platform with new cross promotion opportunities, which we believe will increase our viewing, listening and advertising shares.

The purchase price was allocated to specific assets and liabilities based, in part, upon independent appraisals of the fair value of the assets acquired. Factors that contributed to the purchase price include, but are not limited to, expected synergies to be gained from cross promotion between the radio and the TV media and the expected increase in our viewing, listening and advertising shares. The results of the acquired companies have been consolidated from September 8, 2003 and are all included in the Radio segment.
Sweden

On October 1, 2003, the Company entered into a merger between its Swedish radio operations and Bonnier Radio AB. The merger, which will strengthen the Company's position in Sweden, comprises the Company's five Swedish stations and Bonnier's 14 Swedish stations. The combined radio businesses are operated through a jointly owned company, SBS Radio AB, which is 51% owned and controlled by SBS and 49% owned by Bonnier.

In the transaction we contributed our Swedish radio assets valued at SEK 93.5 million (€10.4 million) and SEK 37.5 million (€4.2 million) in cash. The consideration was allocated to specific assets and liabilities based, in part, upon outside appraisals of the fair value of the assets contributed and of the assets acquired. Factors that contributed to the consideration include, but are not limited to, expected synergies to be gained from reductions in the workforce and the expected increase in our listening and advertising shares.

As part of the transaction, the Company granted Bonnier an option to put its 49% equity interest in SBS Radio AB (the "Bonnier shares") to SBS in June in each of the years 2006 to 2012, at an amount equal to 49% of 12 times EBITDA less net debt in SBS Radio AB (for 2006 and 2007), or the fair market value of the Bonnier shares (for the years 2008 to 2012). Concurrently, Bonnier granted the Company an option to call the Bonnier shares in July in each of the years 2006 to 2012, at the higher of (a) an amount equal to 49% of 13.5 times EBITDA less net debt in SBS Radio AB, or (b) SEK 400 million plus interest compounded semi-annually from October 1, 2003. The results of the acquired companies have been consolidated from October 1, 2003 and are included in the Radio segment.

Other

In the period November 1999 to November 2000, the Company acquired equity stakes in a number of Internet businesses in part for cash and in part for advertising time on the Company's radio and television stations. The total consideration for these acquisitions was approximately €60,000, of which approximately €19,000 was paid in cash. Due to the recession in the Internet industry, the Company decided to divest these equity interests.

During 2003, the Company sold 4,012 shares of Lions Gate Entertainment Corp.'s 5.25% Convertible Redeemable Preferred Shares, Series A to Lions Gate Entertainment for $9.0 million (€7.7 million). The Company also sold its 4.3% interest in BetandWin.com Interactive Entertainment AG for a cash consideration of €1.7 million.

NOTE 5 — AMOUNTS OWED TO CREDIT INSTITUTIONS

	2003	2002
EBRD Loan	4,906	8,293
Postabank	6,646	7,726
ING Bank	—	11,800
Other loans	685	1,124

	12,237	28,943
Less amounts due and payable within one year	3,328	6,711

	€8,909	€22,232

NOTE 6 — CONVERTIBLE SUBORDINATED DEBENTURES AND NOTES

In November 1997, the Company sold an aggregate of $75,000 in principal amount of 7% Convertible Subordinated Notes due on December 1, 2004, (the "1997 Notes"), raising net proceeds to the Company of approximately $72,300 after the deduction of fees and expenses of the offering paid by the Company. Holders of the 1997 Notes were entitled to convert the 1997 Notes into Common Shares at a conversion price of $29.13 per Share. The 1997 Notes were redeemable, in whole or in part at the option of the Company, including accrued and unpaid interest to the date of redemption and a redemption premium. During 2003, the Company acquired and redeemed $16,350 of the 1997 Notes and recorded a loss of €98 upon the extinguishment of the debt. On November 18, 2003, the Company called for redemption all of its remaining 1997 Notes at 100% of the face value, which had an outstanding principal amount of $53.6 million. By the redemption date, December 19, 2003, holders of Notes with a total principal amount of $53.2 million had elected to convert their Notes into 1,827,047 SBS Common Shares at the conversion price of $29.13 per common share. The remaining outstanding principal amount, €0.4 million, was redeemed for cash.

NOTE 7 — 12% SENIOR NOTES DUE 2008

On June 15, 2001, the Company issued €135,000 of 12% Senior Notes due June 15, 2008. Interest on the notes is payable semi-annually on June 15 and December 15 of each year, commencing on December 15, 2001. The notes will mature on June 15, 2008. On or after June 15, 2005 the notes are redeemable at the option of the Company at 106% of the principal amount in 2005, at 103% of the principal amount in 2006 and at par value in 2007 and thereafter. Before June 15, 2005, the Company may redeem all or part of the notes at the Make-Whole Price defined as the present value of the principal, premium and interest payments that would be payable if the note was redeemed on June 15, 2005, plus accrued and unpaid interest and additional interest, if any, to the redemption date. The Company may also redeem up to 35% of the notes on or prior to June 15, 2004 with the net proceeds of offerings of Common Shares at a redemption price set forth in the indenture. The notes are unsecured obligations, which rank pari passu in right of payment with all existing and future unsecured debt of the Company and will be senior to any debt that is expressly subordinated to the notes. The notes are effectively junior to any existing or future secured debt to the extent of the collateral securing such obligations and to all liabilities of the Company's subsidiaries. On the sale of assets under certain circumstances or in the event of specific changes of control, the Company must offer to repurchase the notes. The notes contain restrictive covenants that limit the Company's ability to make investments, pay dividends, and incur additional debt unless certain debt to EBITDA ratios are maintained. The Company was in compliance with these ratios as of December 31, 2003.

In December 2003, the Company acquired and redeemed €300 of the notes and recorded a loss of €42 upon the extinguishment of the debt. The notes are listed on the Luxembourg Stock Exchange. At December 31, 2003, the fair market value of the notes was approximately €155,000.

NOTE 8 — DEFERRED INCOME

Deferred income comprises:
(A) An amount of euro 30,122 of prepaid subscription fees for the Veronica Magazine.
(B) An amount of euro 4,475 to provide television and radio advertising time to companies in which we have a participating interest.
(C) Deferred income in 2002 comprises a euro 12,516 unrealized currency exchange gain on our USD denominated Convertible Subordinated Notes.

NOTE 9 — CAPITAL AND RESERVES

	2003	2002
(a) Authorized:
75,000,000 ordinary shares with a par value of euro 2.00	€150,000	€150,000

Subscribed:
31,873,328 (2002: 28,623,120) ordinary shares with a par value of euro 2.00	€63,747	57,546

(b) Movements	Subscribed capital	Share premium	Reserve for own shares	Foreign currency translation adjustment	Results brought- forward
At January 1, 2003	57,246	369,619	537	(14,134)	(465,822)
Change in consolidation scope	—	—	—	—	169,066
Exchange of options	1,134	8,511	—	—	—
Options buy-back for treasury shares	—	—	(21)	—	—
Share compensation	—	—	(212)	—	—
Shares issued in radio acquisitions	1,713	15,787	—	—	—
Shares issued for Convertible Notes	3,654	39,205	—	—	—
Loss on treasury shares	—	—	(276)	—	—
Currency translation adjustment	—	—	—	(4,748)	—
Profit for the financial year ended December 31, 2002	—	—	—	—	18,151

At December 31, 2003	63,747	433,122	28	(18,882)	(278,605)

      The cumulative amount of goodwill written off to results brought forward as at January 1, 2003 is euro 152,726.

(A) During 2003 options to buy 566,667 Common Shares was exercised at exercise prices ranging from USD 13.00 to USD 26.19 per share.
(B) On July 30, 2003, the Company exchanged 25,000 stock options for 1,238 Common Shares held as treasury shares.
(C) During 2003, the Company granted 15,999 Common Shares held as treasury shares to certain employees as compensation.

(D) On November 18, 2003, the Company called for redemption all of its remaining 1997 Notes at 100% of the face value, which had an outstanding principal amount of $53.6 million. By the redemption date, December 19, 2003, holders of Notes with a total principal amount of $53.2 million had elected to convert their Notes into 1,827,047 SBS Common Shares at the conversion price of $29.13 per common share.

(E) On September 8, 2003, the Company completed the acquisitions of Radio 1 Norge AS in Norway and Radio 2 A/S in Denmark from wholly owned subsidiaries of Clear Channel Communications, Inc. and from Norsk Aller AS. The total purchase price of these acquisitions was €17.5 million, payable in SBS Common Shares. At closing the Company issued a total of 856,494 Common Shares to the sellers.
(c) Outstanding options and warrants
i. Options
1992 and 1994 Share Incentive Plans

The Company has adopted, and the shareholders have approved, a 1992 Share Incentive Plan, as amended and restated, and a 1994 Share Incentive Plan. The Share Incentive Plans are intended to strengthen the Company's ability to attract, motivate and retain key employees and, in particular, to provide the Company with the flexibility necessary to compete effectively in the employment marketplace for highly skilled personnel.

Since December 8, 2002, options can no longer be issued under the 1992 Share Incentive Plan, although options granted pursuant to the 1992 Share Incentive Plan will remain outstanding. Under the 1994 Share Incentive Plan, the Company's Board of Directors, upon recommendation by the Compensation Committee, may grant options to acquire Common Shares to employees, directors or consultants. Subject to approval by the Board of Directors, the Compensation Committee may determine the number of Common Shares to be subject to an option grant, the exercise price of an option, and the term during which an option may be exercised. The Committee may from time to time authorize an adjustment in the exercise price of, the number of Common Shares subject to, the restrictions upon or term of, any option granted under the 1994 Share Incentive Plan.

The Company has reserved an aggregate of 7,800,000 Common Shares for issuance upon the exercise of options granted or to be granted under the 1992 and 1994 Share Incentive Plans. As of April 30, 2004, options to purchase 7,799,968 Common Shares had been granted under the 1992 and 1994 Share Incentive Plans.

As of April 30, 2004, options to purchase an aggregate of 6,702,802 Common Shares were outstanding under the 1992 and 1994 Share Incentive Plans. Of this aggregate amount, options to purchase 5,983,425 Common Shares were either fully vested or vest within 60 days of April 30, 2004. The options have exercise prices of between $13.00 and $60.00 per Common Share, with expiration dates ranging from August 2004 to August 2013. As of April 30, 2004, all of our executive officers and directors as a group (14 persons) held options to purchase an aggregate of 4,108,392 Common Shares.

2004 Share Incentive Plan

The Company has adopted and the shareholders approved in December 2003, a new 2004 Share Incentive Plan to replace the 1994 Share Incentive Plan, which expires on October 17, 2004, although options granted pursuant to the 1994 Plan Share Incentive Plan will remain outstanding. The 2004 Share Incentive Plan (herein after the "Plan") established by the Company permits the grant of stock options, stock appreciation rights (SARS), restricted stock and restricted stock units. The Plan will remain effective until all shares subject to it shall have been acquired in accordance with the Plan's provisions. The purpose of the Plan is to promote the long-term interests of the Company and its shareholders by strengthening the ability to attract, recruit and retain key employees of the Company.

The Company has reserved an aggregate of 2,500,000 Common Shares for future issuance under the Plan. As of April 30, 2004, the total number of share incentives granted was 1,494,400. Of this aggregate amount, 800,000 share incentives were issued to executive officers and directors, including 60,000 Common Shares of restricted stock. Share Incentive Awards that terminate without issue of shares shall be available again for grant under the Plan.
Long-Term Employee's Stock Ownership Plan

In addition to the Share Incentive Plans outlined above, the Company established a Long-Term Employees' Stock Ownership Plan (the "1995 Stock Plan") in 1995. A total of 60,000 Common Shares have been reserved under the 1995 Stock Plan for awards to employees. As of April 30, 2004, 48,000 Common Shares had been awarded under the 1995 Stock Plan, 44,667 of which had vested and shares have been issued. Of the 48,000 Common Shares referred to in the preceding sentence, 3,333 Common Shares were forfeited and, as a result, 15,333 Common Shares are available for future issuance under the 1995 Stock Plan.
(d) Other

During 1998 the Company acquired 47,500 and during 2001 the Company acquired 29,000 of its own shares, some of which have been used for bonus awards to senior management and for awards under the Long-Term Employees' Stock Ownership Plan. At December 31, 2003 the Company held 991 own shares with a carrying value of euro 28. In compliance with article 49-5 of Luxembourg company law of August 10, 1995, as amended, a non-distributable reserve for the equivalent amount exists.

NOTE 10 — INCOME TAXES

The Company and each of its subsidiaries file separate tax returns in the country of incorporation. The Company recorded tax expenses of €666 and €12,750 for the years ended December 31, 2002, and 2003 respectively. Of the 2003 tax expense, €3,829 become payable within twelve months and €8,921 is recorded as a deferred tax liability. The Company's current income tax expense in each period reflects income taxes in certain jurisdictions in which the Company does business and primarily related to operations in Sweden and the Netherlands. Due to the history of operating losses in most jurisdictions, the Company has recorded a valuation allowance for substantially all of its net deferred tax assets. Deferred income taxes represent the tax effect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes.

Significant components of the Company's deferred tax assets and liabilities at December 31, 2002 and 2003 are as follows:
	December 31,
	2003	2002
Deferred tax assets:
Net operating loss carry forwards	€170,509	€193,223
Excess book over tax depreciation	9,249	6,101
Intangible assets	8,173	12,738
Other deferred tax assets	2,139	1,199
Less: Valuation allowance	(167,360)	(203,220)

Total deferred tax assets	€22,710	€10,041
Deferred tax liabilities:
Program rights expensed for tax purposes	(29,741)	(9,058)
Intangible assets	(19,757)	—
Other deferred tax liabilities	(652)	—

Total deferred tax liabilities	(50,150)	(9,058)

Net deferred tax assets (liabilities)	€(27,440)	€983

      The tax loss carry-forwards available at December 31, 2003 and their terms are as follows:

Expiration Year	Denmark	Norway	Hungary	Finland	Total
2004	3,884	—	10,117	—	14,001
2005	4.939	—	4,659	212	10,458
2006	3,248	15,189	—	395	19,503
2007	—	16,515	1,173	781	17,688
2008	—	14,254	1,387	565	17,419
2009	—	1,874	—	634	3,270
2010	—	1,888	—	806	2,329
2011	—	13,742	—	1,561	14,017
2012	—	5,573	—	1,042	5,753
2013	—	2,163	—	144	2,307
Indefinitely	11,596	—	12,506	—	24,102

Total	€23,667	€71,198	€29,842	€6,140	€130,847

      Tax losses may be carried forward indefinitely in the following territories:

Luxembourg	€242,865
Belgium	834
Netherlands	139,501
Sweden	2,459
United Kingdom	47,864

Total tax losses carried forward indefinitely	€433,523

Total tax losses carried forward	€564,370

NOTE 11 — PENSION PLANS

The Company contributes to defined contribution plans for the management level personnel at its subsidiaries and to a multi-employer defined contribution pension plan for essentially all of its Swedish employees, which plans are maintained by third party insurance companies. Contributions are determined as a percentage of salaries with increases in relation to years of employment. During the years ended December 31, 2002 and 2003 expenses under these plans were €1,378 and €2,305, respectively.

NOTE 12 — COMMITMENTS AND CONTINGENCIES

As of December 31, 2003, the Company was committed to purchase broadcast rights for future programming under various agreements amounting to approximately €259,416. Because the license periods for such programming had not commenced as of December 31, 2003, these commitments are not recorded as liabilities of the Company and the corresponding programming rights are not recorded as assets. The commitment periods for the Company's purchases of programming generally range from twelve months to four years.

Expense under operating leases, principally for transponder and uplink, amounted to €44,162 and €32,999 in the years ended December 31, 2002 and 2003, respectively. Future minimum annual rental payments under non-cancelable leases during each of the five years subsequent to December 31, 2003 are as follows:
	Operating leases	Programming commitment
2004	€33,031	€103,363
2005	20,626	77,552
2006	13,152	43,567
2007	8,841	24,955
2008	7,494	9,979
Thereafter	10,538	—

	€93,682	€259,416

      The Company has commitments to pay broadcasting license fees of approximately €9.5 million per year.

The Company has guaranteed the obligations of certain consolidated subsidiaries under their debt agreements to third parties. These debt agreements are fully reflected in the Company's consolidated balance sheets. The guarantees aggregate to €11.6 million

The Company has entered into guarantees and indemnification agreements with third parties that relate to an unconsolidated entity in Romania as described in Note 2. The maximum exposure of these guarantees and indemnification agreements is approximately €4.0 million. The Company has not accrued any liability for their performance under these guarantees, as their performance obligation is not considered probable at December 31, 2003.

The Company is party to routine claims and litigation incidental to the business. The Company believes the ultimate resolution of these routine matters will not have a material adverse effect on its financial position, results of operations, or cash flows.

NOTE 13 — DIRECTORS' FEES AND EXPENSES

Directors of SBS with the exception of the Chairman, Harry Evans Sloan, as detailed below, receive no fees or other compensation for serving as a director. Directors are entitled to reimbursement of expenses incurred in connection with attending meetings of the board of directors or its committees. Mr. Sloan receives an annual salary of USD 400,000 plus allowances for office support and an automobile. In 2003 Mr. Sloan received a performance bonus of USD 1,000,000.

NOTE 14 — EMPLOYEES

As of December 31, 2003, we had approximately 1,507 full-time employees (1,205 in 2002), not including employees of prima TV. As of that date we also had approximately 500 freelance workers who we hire as independent contractors.

NOTE 15 — SEGMENT INFORMATION

	2003	2004
Turnover by geographical segment
Television operations
TVNorge (in Norway)	52,549	50,563
Kanal 5 (in Sweden)	83,030	67,721
TvDanmark & Kanal 5 (in Denmark)	40,138	40,088
VT 4 (in Belgium)	53,461	45,474
SBS6, NET5 & Veronica (in the Netherlands)	201,310	193,585
TV 2 (in Hungary)	78,623	69,024
Other	4,988	8,768

Total television operations	514,099	475,223

Radio operations
Denmark	14,681	12,926
Sweden	10,730	9,106
Norway	3,170	—
Finland	14,329	12,171
Greece	3,712	1,428

Total radio operations	46,622	35,631

Print operations
Veronica Magazine (in the Netherlands)	20,970	—

Total print operations	20,970	—

Total turnover	581,691	510,854

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 8, 2004
SBS BROADCASTING S.A.
	By:	/s/ Markus Tellenbach
	Name:	Markus Tellenbach
	Title:	President and Chief Executive Officer

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SBS BROADCASTING S.A.
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PROXY STATEMENT
SECURITY OWNERSHIP OF PRINCIPAL SHAREHOLDERS AND MANAGEMENT
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ACTIONS TO BE TAKEN AT THE EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS
AMENDMENT OF THE ARTICLES OF INCORPORATION IN ORDER TO COMPLY WITH THE NEW REQUIREMENTS OF LUXEMBOURG LAW ON COMMERCIAL COMPANIES.
EXTENSION OF FIVE-YEAR TERM FOR AUTHORIZED CAPITAL
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SBS BROADCASTING S.A. ANNUAL ACCOUNTS
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REPORT OF THE INDEPENDENT AUDITOR
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SIGNATURES